Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

World Tree USA, LLC
2361 Rosecrans Avenue, Suite 475
El Segundo, CA 90245
https://www.worldtree.eco

Up to $3,499,999.70 in Series A SE 2022 Units at $2.30
Minimum Target Amount: $9,998.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: World Tree USA, LLC
Address: 2361 Rosecrans Avenue, Suite 475, El Segundo, CA 90245
State of Incorporation: NV
Date Incorporated: April 23, 2019

Terms:

Equity

Offering Minimum: $9,998.10 | 4,347 shares of Series A SE 2022 Units
Offering Maximum: $3,499,999.70 | 1,521,739 shares of Series A SE 2022 Units
Type of Security Offered: Series A SE 2022 Units
Purchase Price of Security Offered: $2.30
Minimum Investment Amount (per investor): $496.80

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives and Bonuses*

<u>Time-Based:</u>

Super Early Bird Bonus

Invest within the first week and receive 15% bonus units

Early Bird Bonus

Invest within the first 21 days and receive 10% bonus units

<u>Amount-Based:</u>

$500+

1/10 acre of trees planted

Offset 1 year of carbon emissions

Receive 25% (pro-rata) of lumber profits

Impact Certificate

$1,150+

¼ acre of trees planted

Offset 2.5 years of carbon emissions

Receive 25% (pro-rata) of lumber profits

Impact Certificate

$2,300+

½ acre of trees planted

Offset 5 years of carbon emissions

Receive 25% (pro-rata) of lumber profits

Impact Certificate

$4,600+

1 acre of trees planted

Offset 10 years of carbon emissions

Receive 25% (pro-rata) of lumber profits

Impact Certificate

$10,000+

2+ acres of trees planted

Offset 20 years of carbon emissions

Receive 25% (pro-rata) of lumber profits

Impact Certificate

5% bonus units

$25,000+

5+ acres of trees planted

Offset 50+ years of carbon emissions

Receive 25% (pro-rata) of lumber profits

Impact Certificate

Offset Inner Circle Talk with CEO (Doug Willmore)

10% bonus units

<u>Audience-Based:</u>

5% bonus units for existing/previous investors

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among the bonuses based on amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and existing/previous investors' bonus in addition to the aforementioned bonus.*

10% StartEngine Owners' Bonus

World Tree USA, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine members will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Series A SE 2022 Units at $2.30 / unit, you will receive 110 units of Series A SE 2022 Units, meaning you'll own 110 units for $230. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Backer Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

World Tree USA, LLC ("World Tree" or the "Company") is an LLC organized under the laws of the state of Nevada that is focused on nature-based solutions to some of our biggest global challenges. We develop carbon forestry projects for the purpose of native forest protection, renewable timber production, and carbon sequestration.

World Tree's business is structured around the planting, cultivation, and harvesting of the Empress Splendor tree (botanical names Paulownia elonagata and Paulownia fortunei). The Company funnels private capital investment into the regeneration of undervalued farmland through Empress-based forestry. Once the trees mature, the Company, its farmers, and investors then receive a share of profits from their harvest.

The Company was founded on June 3, 2015, as World Tree COP 2015, LLC as a limited liability company under Nevada law. The Company amended its articles on September 19, 2016, to change its name to World Tree COP USA, LLC. Then on April 23, 2019, the Company amended its articles under Nevada law to update its company name to World Tree USA, LLC.

The Company is managed by its majority member, World Tree Technologies, Inc., which is a Nevada corporation that is majority owned by the Company's co-chair of the board of directors, Wendy Burton.

Competitors and Industry

Industry

The global wood product market is projected to be $866B by 2025, with expected compound annual growth of 6.8%. World Tree is focused on the North American high-end hardwood market with products that include musical instruments, furniture, veneers, finishings, and board sports. Our goal is to capture 0.18% of the US market, which we predict to reach a $178B market value by 2033 based on our internal analysis.

We are currently focused on 150 target customers in the U.S (with a combined consumption of 75 million BF, $375M value).

Source: https://www.globenewswire.com/news-release/2021/04/01/2203082/28124/en/Global-Wood-Products-Market-Report-2021-Market-is-Expected-to-Grow-from-624-22-Billion-in-2020-to-666-43-Billion-in-2021-Long-term-Forecast-to-2025-2030.html

Competitors

Competing industries are plastics, metal, concrete, MDF, other wood species (such as balsa, teak, swamp ash, and western red cedar), and bamboo. World Tree's Empress Splendor lumber can be used for veneers, furniture, board sports, watercraft, cabinets, panels and posts, moldings, cladding, musical instruments, and more. The Empress tree has been successfully commercialized in Europe and Asia and World Tree is filling the gap in the U.S. and Latin American markets.

Current Stage and Roadmap

Current Stage

Since 2015, when the Company started the Eco-Tree Program, we have planted over 5,000 acres of Empress Splendor trees with over 300 farmers in 5 countries: the United States; Costa Rica; Mexico; Guatemala; and Canada. World Tree is the largest grower of Empress trees in the U.S. and Latin America. The Company is currently in the pre-revenue stage.

Roadmap

We anticipate beginning harvesting in 2025 and each year thereafter. The Company expects the Eco-Tree Program to continue into perpetuity and is planning to raise $3-5 million in capital every year corresponding to a new crop year. Investors receive distributions in approximately 10 years when the trees mature and are harvested and sold.

The Team

Managers

Name: Catherine Ann Key

Catherine Ann Key's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Business Development Officer
  Dates of Service: January, 2016 - Present
  Responsibilities: Accountable for developing and funding the company's projects. Catherine does not receive a salary from World Tree USA, but currently receives an annual salary of $106,134 has been granted 3.4 million stock options from World Tree Technologies, Inc. 3.4 million of these have vested, none have been exercised.

- **Position:** President
  Dates of Service: January, 2016 - Present
  Responsibilities: Accountable for developing and funding the company's projects.

- **Position:** Board Member
  Dates of Service: January, 2016 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Name: Terry James Rodrigue

Terry James Rodrigue's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: January, 2022 - Present
  Responsibilities: I manage all operations and forestry of the company including site evaluation and selection, supply chain management, tree planting and maintenance. Terry does not receive a salary from World Tree USA, but currently receives an annual salary of $96,000 and has been granted 2.5 million stock options from World Tree Technologies, Inc. 1,875,000 million of these have vested, none have been exercised.

Name: Deborah Lucille Cullen

Deborah Lucille Cullen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: October, 2019 - Present
  Responsibilities: Mangae all financial asspects of the Company. Deborah does not receive a salary from World Tree USA, but currently receives an annual salary of $96,000 and has been granted 1.3 million stock options from World Tree Technologies, Inc. 975,000 of these have vested, none have been exercised.

- **Position:** Board Member
  Dates of Service: October, 2019 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

- **Employer:** City of Rancho Palos Verdes
  Title: Director of Finance
  Dates of Service: January, 2015 - October, 2019
  Responsibilities: Oversee financial responsibilities.

Name: Wendy Sue Burton

Wendy Sue Burton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co Chairman of the Board
  Dates of Service: February, 2002 - Present

Responsibilities: Wendy Burton is Co-Chair of the BOD of the Company's Manager, World Tree Technologies, Inc. Wendy does not receive a salary from World Tree USA, but currently receives an annual salary of $157,505 and holds 8,862,700 common shares from World Tree Technologies Inc. These shares represent approximately 55% of the issued and outstanding common stock of World Tree Technologies, Inc. No stock options have been granted.

Name: Douglas Gaard Willmore

Douglas Gaard Willmore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Co-Chairman of the Board
  Dates of Service: December, 2019 - Present
  Responsibilities: CEO. Doug does not receive a salary from World Tree USA, but currently receives an annual salary of $120,000 and has been granted 2.5 million stock options from World Tree Technologies, Inc. 1,875,000 million of these have vested, none have been exercised.

- **Position:** Board Member
  Dates of Service: December, 2019 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

- **Employer:** City of Rancho Palos Verdes
  Title: City Manager
  Dates of Service: March, 2015 - November, 2019
  Responsibilities: Oversee city manager responsibilities.

Name: Chris Wedding

Chris Wedding's current primary role is with Duke University – The Fuqua School of Business. Chris Wedding currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Strategic advice. Chris does not receive a salary from World Tree USA, but has 247,500 stock options of World Tree Technologies, Inc.

$1.00/share exercise price. Vesting over 4 years.

Other business experience in the past three years:

- **Employer:** Entrepreneurs for Impact
  Title: Founder and Chief Catalyst
  Dates of Service: January, 2017 - Present
  Responsibilities: Manage Entrepreneurs for Impact, a peer group for growth-stage CEOs, founders, and investors fighting climate change.

Other business experience in the past three years:

- **Employer:** Duke University – The Fuqua School of Business
  Title: Executive in Residence
  Dates of Service: December, 2018 - Present
  Responsibilities: Teach classes such as Energy Finance and Management Consulting (with an energy and environment focus) to MBA students.

Other business experience in the past three years:

- **Employer:** On Deck
  Title: Fellow
  Dates of Service: July, 2021 - Present
  Responsibilities: On Deck Climate Tech is a community for people to come together to build, join, or support revolutionary climate tech startups. ODCT Fellows explore ideas, meet collaborators, and start, grow, and support companies in the climate tech space.

Name: Allan English

Allan English's current primary role is with English Family Foundation. Allan English currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Strategic advice. Allan does not receive a salary from World Tree USA, but has 247,500 stock options of World Tree Technologies, Inc. $1.00/share exercise price. Vesting over 4 years.

Other business experience in the past three years:

- **Employer:** English Family Foundation

Title: Director
Dates of Service: February, 2010 - Present
Responsibilities: Manage the English Family Foundation, which is focused on supporting social enterprise networks across Australia and alleviating poverty in South East Asia.

Name: Filippo Bozotti

Filippo Bozotti's current primary role is with Co-Founder of Tribewanted. Filippo Bozotti currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Member of the board. Filippo does not receive a salary from World Tree USA, but 247,500 stock options of World Tree Technologies, Inc. $1.00/share exercise price. Vesting over 4 years.

Other business experience in the past three years:

- **Employer:** Tribewanted Ltd.
  Title: Co-Founder
  Dates of Service: January, 2010 - January, 2021
  Responsibilities: Managed sustainable communities for eco tourism projects in Sierra Leone, Italy and Papua New Guinea

Name: Todd Fein

Todd Fein's current primary role is with Green Diamond. Todd Fein currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Member of the board. Todd does not receive a salary from World Tree USA, but has 247,500 stock options of World Tree Technologies, Inc. $1.00/share exercise price. Vesting over 4 years.

Other business experience in the past three years:

- **Employer:** Green Diamond
  Title: Founder and CEO
  Dates of Service: October, 2008 - Present

Responsibilities: Guide company mission and vision, steward company innovation and culture, team with and manage engagements for key clients.

Name: Tiffany Persons

Tiffany Persons's current primary role is with Persons Pictures. Tiffany Persons currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: July, 2022 - Present
  Responsibilities: Member of the World Tree Board. Tiffany does not receive a salary from World Tree USA, but has 247,500 stock options of World Tree Technologies, Inc. $1.00/share exercise price. Vesting over 4 years.

Other business experience in the past three years:

- **Employer:** Persons Pictures
  Title: Owner
  Dates of Service: January, 2021 - Present
  Responsibilities: Producer for film and television

Other business experience in the past three years:

- **Employer:** Tiffany Company Casting
  Title: Owner
  Dates of Service: May, 2005 - Present
  Responsibilities: Manage and run Tiffany Company Casting, a company that casts commercials featuring real people, real stories, and real feelings about the brands they represent.

Other business experience in the past three years:

- **Employer:** Shine On Sierra Leone
  Title: Founder
  Dates of Service: May, 2005 - Present
  Responsibilities: Manage Shine on Sierra Leone

Other business experience in the past three years:

- **Employer:** David&Goliath
  Title: Director of Empathy
  Dates of Service: August, 2020 - Present

Responsibilities: Support and expand the social consciousness around race and culture at the company. Recruit new team members with an emphasis on underrepresented talent and conduct on-going training to expand consciousness around empathy, race and culture, and the narratives with which they are represented in the media.

Name: Jeff Nuss

Jeff Nuss's current primary role is with Handprint Impact Partners. Jeff Nuss currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July, 2022 - Present
  Responsibilities: Board of Directors. Jeff does not receive a salary from World Tree USA, but has 247,500 stock options of World Tree Technologies, Inc. $1.00/share exercise price. Vesting over 4 years.

Other business experience in the past three years:

- **Employer:** GreenWood Resources, Inc
  Title: Founder and Former President & CEO
  Dates of Service: September, 1998 - Present
  Responsibilities: 22 years as Founder and former President & CEO of GreenWood Resources, Inc. and its subsidiaries.

Other business experience in the past three years:

- **Employer:** Handprint Impact Partners
  Title: Managing Partner
  Dates of Service: June, 2022 - Present
  Responsibilities: Member of the business partnership who is in charge of the day-to-day running of the business

Name: Mark Watson

Mark Watson's current primary role is with Potlikker Capital. Mark Watson currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July, 2022 - Present
  Responsibilities: Board of Directors. Mark does not receive a salary from World

Tree USA, but has 247,500 stock options of World Tree Technologies, Inc. $1.00/share exercise price. Vesting over 4 years.

Other business experience in the past three years:

- **Employer:** Potlikker Capital
  Title: Co-Founder, President, Board & Investment Committee Member
  Dates of Service: January, 2020 - Present
  Responsibilities: Mark Watson is Co-founder and President of Potlikker Capital, a farm community governed charitable integrated capital fund dedicated to supporting BIPOC farmers at the intersection of racial and climate justice.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A SE 2022 Units (the "Units") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The risks described in this section should not be considered an exhaustive list of the risks that prospective investors should consider before purchasing the Units.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our lumber, that people think it's a better option than a competing product, or that we will be able to provide the lumber at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series A SE 2022 Unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series A SE 2022 Units, in the amount of up to $3,500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the results of our operations and have not been reviewed by our independent accountants. These projections are based on assumptions which management believes are reasonable. Some assumptions invariably may not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations may vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Series A SE 2022 Units that an investor is buying has no voting rights attached to

them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have not yet generated any profits
World Tree USA, LLC was founded on June 3, 2015. The Company has undertaken multiple rounds of financing and has directed the planting of over 5,000 acres of Empress Splendor trees. None of those previous plantings have reached maturity for Harvest. As such, the Company's business model remains unproven, the Company has little experience on which to draw, and the Company does not have a proven track record on which an investor may evaluate the Company's business, performance or projections.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render it unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection the Company's value may be materially and adversely impacted.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, development, operations, finance, legal, human

resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time.

Investors will not be purchasing interests reflecting the entire operations of the Company

Investors will be purchasing Units corresponding to the ES Trees. Specifically, investors will not share in the profits and losses of the Company generally, but only those profits and losses related to the specific Empress Splendor crop in which they have invested. In the event that the ES Crop is damaged or does not perform as expected, investors may lose some or all of their investment notwithstanding the overall health and profitability of the Company as a whole or any other crop.

Potential income from Harvest of the ES Trees is dependent on multiple factors beyond the control of the Company.

Damage to standing ES Trees by fire or by insect or pest infestation, disease, prolonged drought, flooding, severe weather and other natural disasters may have a material adverse effect on the growth and survival of the ES Trees. Furthermore, weather conditions, timber growth cycles, access limitations, and availability of contract loggers and haulers may adversely affect the Company's ability to Harvest the ES Trees. Other changes in global climate conditions could intensify the severity and rate of occurrence of any one or more of the multiple risks the Company currently faces or introduce other risks that the Company cannot predict. Although damage from such causes is usually localized, affecting only a limited percentage of trees, there can be no assurance that any damage affecting the Company's crops will in fact be limited. As is common in the forest products industry, the Company does not maintain insurance coverage for damage to standing trees. Revenue from the ES Trees will be dependent to a significant extent on the pricing of the Company's lumber products and Company's ability to complete the Harvest. Therefore, if the Company were to be restricted from harvesting on a significant portion of ES Trees locations for a prolonged period of time, or if material damage to a significant portion of the ES Trees were to occur, Unit Holders may lose some or all of their investment. Harvest activities are also subject to a number of federal, state and local regulations pertaining to the protection of fish, wildlife, water and other resources. Regulations, government agency policy and guidelines, and litigation, can restrict Harvest activities and increase costs. Examples include federal and state laws protecting threatened, endangered and "at-risk" species, harvesting and forestry road building activities that may be restricted under the U.S. Federal Clean Water Act, state forestry practices laws, laws protecting aboriginal rights, and other similar regulations.

There is no market for the Company's Units.

There is no secondary market for the Units, and Investors may have to hold their Units indefinitely. Investors should assume that they may not be able to liquidate their investment or be able to pledge their Units as collateral for an indefinite period of time. An investment should only be considered by those investors who are able to make a long-term investment and bear the economic risk of a complete loss of their investment.

The Units have no voting rights except as required under Nevada law.

The rights granted to Unit Holders are determined by the Operating Agreement and Unit Designation. Unit Holders do not have the right to vote on any matters affecting the business of the Company and have no right to take part in the control or management of the Company. Exclusive authority and responsibility for controlling and managing the Company rests with the Manager, and Unit Holders have little or no ability to direct the actions of the Manager, or to remove the Manager except for cause.

The Units feature limited economic rights to a specific crop of trees.

Unit Holders only have rights to share in the profits, losses and distributions, if any, from a specific crop of trees. There are many factors that could negatively impact the crop of ES Trees, and there is no guarantee that any of the trees in the ES Trees will survive to maturity, or, if surviving to maturity, will produce marketable lumber. In the event the ES Trees does not reach maturity or fails to produce marketable lumber, Unit Holders may lose some or all of their investment in the Units.

The Company's auditor has raised questions about its ability to continue as a going concern.

The Company has incurred losses since inception, does not have any revenue generating operations, and requires additional capital to fund operations. The Company's ability to continue as a going concern is dependent upon its ability to obtain capital financing from Investors in this and other offerings sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. In the event the Company cannot raise sufficient funds to support its ongoing obligations, the Company may cease operations, and Investors may lose some or all of their investment in the Units.

There is currently no market for Empress Splendor lumber in North America and no guarantee that one will develop.

The market for Empress Splendor lumber in North America is unestablished. While other markets, such as the market in Asia, do exist, the Company's business plan relies on the development and expansion of the Empress Splendor lumber market in North America. If the Company is unable to develop the market, or if the market does not expand on its own, the Company may not be able to sell the ES Lumber at a profit, or at all, which would have an adverse effect on Unit value and return on an Investor's investment and may result in Unit Holders losing some or all of their investment.

The Company may not deploy all Startlings acquired with the proceeds of this Offering.

The Company utilizes third-party Farmers to plant and care for the ES Trees. In the event that the Manager is unable to contract with Farmers with a sufficient amount of acreage, the Company may not be able to plant every ES Startling acquired with the Offering proceeds. The inability to plant all ES Trees acquired with the Offering proceeds would have a material adverse effect on the value of the Units and on overall return on investment in the Units.

The Company relies on the efforts of third-party Farmers to plant and care for the ES Trees.
The Manager engages third-party Farmers from diverse locations to plant, grow and maintain the ES Trees paid for from proceeds of this Offering. Each Farmer's engagement is documented in a Crop Contracting Agreement between the Manager and such Farmer. Farmers must properly water, prune and care for the ES Trees throughout their growth cycle, and failure to do so could result in some or all of the ES Trees either dying or reducing the amount of ES Lumber harvested. A failure of Farmers to properly care for the ES Trees may have a material adverse effect on the value of the Units as well as profits to the Unit Holder upon Harvest.

The Company may not be able to enforce its rights in the event of Farmer default.
If a Farmer defaults under the terms of a Crop Contracting Agreement, the Manager has the right to access the ES Trees grown by such Farmer for ongoing care and Harvest. However, there may be legal or logistical difficulties that prevent the Manager from accessing such ES Trees. In the event the Manager loses access to a stand of ES Trees, the Company may lose the opportunity to derive any profits from such ES Trees, which in turn may have a material adverse effect on the value of the Units and on overall return on investment in the Units.

The Company does not conduct active, on-site monitoring of Farmers.
While the Manager does undertake certain monitoring activities, it does not continuously monitor Farms or farming activity throughout the entire growth cycle of the ES Trees. There is no assurance that the Manager's monitoring activities will be effective. In the event that a Farmer fails to properly care for the ES Trees or otherwise defaults on the Crop Contracting Agreement, by the time the Company learns of such circumstances it may be too late for the Company to take corrective steps or instruct the Farmer to take corrective steps to protect the ES Trees. Any failure to timely take corrective measures to protect the ES Trees may have a material adverse effect on the value of the Units and on overall return on investment in the Units.

The Company does not independently verify information obtained from third-party sources.
The Company relies upon certain data and information obtained from various third-party sources including industry information from government publications and publicly available third-party publications. The Company has not independently verified much of the data and information contained in third-party publications and reports, nor has the Company commissioned any third party to collect or verify third-party reports linked to or cited in this offering. Data and information contained in third-party publications and reports may be collected using third-party

methodologies, which may differ from the data collection methods the Company would have used. In addition, these third-party sources generally indicate that the information contained in their reports is believed to be reliable, but do not guarantee the accuracy and completeness of any such information. To the extent World Tree relies on any such data and information, and such data and information proves false, the value of the Units and overall return on investment in the Units may suffer.

The Company may not be able to enforce its rights in all jurisdictions in which it operates.
The Company has substantial foreign operations and is subject to multiple risks associated with planting crops in foreign countries. The company may not be able to enforce any of its rights, contractual or otherwise, in certain foreign jurisdictions, and the Company's management team lacks significant experience dealing with any such risks. These risks include but are not limited to: Political, social, and economic instability of each foreign jurisdiction in which the Company operates; Fluctuations in currency exchange rates; Compliance challenges due to different laws and regulatory environments; Different legal status for property rights; Logistical problems resulting from physical distance between the Manager and the ES Trees; Cultural differences creating difficulties reaching agreements; Difficulty obtaining and enforcing judgments in a foreign jurisdiction; Subjection of the Company to litigation in foreign jurisdictions

Foreign operations may be conducted through affiliates.
Compliance with local laws and regulations outside of the United States and Canada may require the Company to operate through foreign affiliates, formed and existing under the laws of a foreign jurisdiction. In these cases, the ES Trees may need to be owned by such affiliates rather than the Company, which may negatively impact the flow of proceeds back to Unit Holders. Furthermore, the Manager may not be able to structure and manage such foreign affiliates to provide Unit Holders the same return as if the ES Trees were owned by the Company. The inability of the Manager to properly structure and manage its foreign affiliates may have a material adverse effect on the value of the Units and on overall return on investment in the Units.

Catastrophic events may adversely affect the Company's business and the ES Trees.
The Company is subject to the risk of various catastrophic events, including but not limited to the occurrence of severe regional or local weather events or trends, flooding, major earthquakes, tornadoes, volcanic eruptions, fires, significant geopolitical conditions or developments such as significant international trade disputes, terrorist attacks, armed conflict, domestic political unrest and regional health epidemics or global health pandemics. Any one or more of these events or conditions, or other catastrophic events or developments, could adversely affect the ES Trees, the Company's ability to operate its businesses, and market demand for Empress Splendor lumber, and may result in Unit Holders losing some or all of their investment in the Units.

The effects on the Company of the continuing economic disruption and uncertainty due to the COVID-19 pandemic are uncertain.

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus ("COVID-19") a global pandemic. In response, federal, state and local governments in the United States, as well as governments throughout the world, declared states of emergency and ordered preventative measures to contain and mitigate the spread of the virus. These measures, which have included stay home and similar mandates for individuals and closure or significant curtailment of many businesses, have caused significant economic disruption and uncertainty as well as disruption and volatility in global capital markets. The COVID-19 outbreak continues to rapidly evolve, with periods of improvement followed by periods of higher infection rates, along with the development of new disease variants, such as the Delta and Omicron variants, in various geographical areas throughout the world. The extent to which COVID-19 may affect World Tree's business, results of operations, cash flows and financial condition, as well as World Tree's ability to plant, grow and harvest ES Trees and capital allocation priorities, including the timing and amount of disbursements to Unit Holders, are therefore highly uncertain and will depend on future developments, which cannot be predicted with confidence. Such developments include, but are not limited to: the future rate of occurrence or further mutation of COVID-19 or the outbreak of another virulent disease; continuation of or changes in governmental responses to disease outbreak, including without limitation the impact of any future vaccine mandates and testing requirements and employee and company contractor responses to such mandates and requirements; the duration of disease outbreak and consequential restrictions and business disruptions; the effectiveness of responsive government actions to contain and manage the disease; and the timing and effectiveness of treatment and testing options, including the ongoing efficacy and availability of vaccines. To the extent the COVID-19 pandemic may adversely affect the Company's business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, or other risks of which the Company may not be currently aware.

The Company has not always registered its securities interest in the ES Trees
The Company via the Manager has the right, but not the obligation, to register its interest in the ES Trees. The Company has not registered such security interest, or timely registered such security interest. In the event the title to any of the property for which such unregistered security interest exists, is further emcumbered by a subsequent security holder, without notice of the Company's claim, the Company may lose the right to some or all of the ES Trees on such property.

Your investment in this offering will not provide you with voting equity rights, but only possible revenue profit rights.
World Tree USA LLC is a limited liability company that is structured around its planting and harvesting of Empress Splendor trees in the Southeastern United States, Mexico, Costa Rica, and Guatemala. What this means, is that an investor in this offering will be investing in the planting of a new round of trees (Series A SE 2022). The Series A Units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of this particular crop of trees. Please refer to the Company's Securities section of the Offering Memorandum for more information regarding current authorized and outstanding securities and to the

Company's Second Amended and Restated Operating Agreement attached to the offering document as Exhibit F for specific rights associated with this offering.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
World Tree Technologies, Inc. (Wendy Burton holds a 54.87% majority)	10,000	Series B Units	100.0%

The Company's Securities

The Company has authorized Series B Units, Series A COP 2016 Units, Series A COP 2018 Units, Series A Eco-Tree 2020 Units, Series A Eco-Tree 2021 Units, Series A Eco-Tree 2022 ACT Units, Series A SE 2022 Units, Series A Eco-Tree 2021 CAN Units, Series A Eco-Tree 2021 ACT Units, and Series A Eco-Tree 2022 Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,521,739 of Series A SE 2022 Units.

Series B Units

The amount of security authorized is 10,000 with a total of 10,000 outstanding.

Voting Rights

One vote per unit.

Material Rights

There are no material rights associated with Series B Units.

Series A COP 2016 Units

The amount of security authorized is 200,000 with a total of 200,000 outstanding.

Voting Rights

There are no voting rights associated with Series A COP 2016 Units.

Material Rights

The Company's Series A Units are non-voting units and may not be diluted. However, the Series A Units are materially limited and qualified by the rights of the holders of the Series B voting Units, as the Series B voting unit holders retain 100% control of the Company. The Series A Units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of a particular crop of trees.

Distribution Rights (per Unit Designation)

25% of the Net Profits from harvest and sale of the trees planted from this offering shall be distributed pro-rata to the Unit Holders in approximately 10 years.

Liquidation Preference (per Section 8.3 of the LLC Operating Agreement)

In connection with the liquidation of the Company, the Liquidator shall proceed to dispose of the Company's assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to the Nevada Act, the terms of any Unit Designation (if any) and the following: ... (c) Subject to the terms of any Unit Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Units of the Company), all property and all cash in excess of that required to discharge liabilities as provided in Section 8.3(b) shall be distributed to the holders of the Units of the Company on an equal per-Unit basis.

Series A COP 2018 Units

The amount of security authorized is 1,187,152 with a total of 1,187,152 outstanding.

Voting Rights

There are no voting rights associated with Series A COP 2018 Units.

Material Rights

The Company's Series A Units are non-voting units and may not be diluted. However, the Series A Units are materially limited and qualified by the rights of the holders of the Series B voting Units, as the Series B voting unit holders retain 100% control of the Company. The Series A Units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of a particular crop of trees.

Distribution Rights (per Unit Designation)

25% of the Net Profits from harvest and sale of the trees planted from this offering shall be distributed pro-rata to the Unit Holders in approximately 10 years.

Liquidation Preference (per Section 8.3 of the LLC Operating Agreement)

In connection with the liquidation of the Company, the Liquidator shall proceed to dispose of the Company's assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to the Nevada Act, the terms of any Unit Designation (if any) and the following: ... (c) Subject to the terms of any Unit Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Units of the Company), all property and all cash in excess of that required to discharge liabilities as provided in

Section 8.3(b) shall be distributed to the holders of the Units of the Company on an equal per-Unit basis.

Series A Eco-Tree 2020 Units

The amount of security authorized is 4,398,472 with a total of 4,398,472 outstanding.

Voting Rights

There are no voting rights associated with Series A Eco-Tree 2020 Units.

Material Rights

The Company's Series A Units are non-voting units and may not be diluted. However, the Series A Units are materially limited and qualified by the rights of the holders of the Series B voting Units, as the Series B voting unit holders retain 100% control of the Company. The Series A Units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of a particular crop of trees.

Distribution Rights (per Unit Designation)

25% of the Net Profits from harvest and sale of the trees planted from this offering shall be distributed pro-rata to the Unit Holders in approximately 10 years.

Liquidation Preference (per Section 8.3 of the LLC Operating Agreement)

In connection with the liquidation of the Company, the Liquidator shall proceed to dispose of the Company’s assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to the Nevada Act, the terms of any Unit Designation (if any) and the following: ... (c) Subject to the terms of any Unit Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Units of the Company), all property and all cash in excess of that required to discharge liabilities as provided in Section 8.3(b) shall be distributed to the holders of the Units of the Company on an equal per-Unit basis.

Series A Eco-Tree 2021 Units

The amount of security authorized is 2,964,265 with a total of 2,964,265 outstanding.

Voting Rights

There are no voting rights associated with Series A Eco-Tree 2021 Units.

Material Rights

The Company's Series A Units are non-voting units and may not be diluted. However, the Series A Units are materially limited and qualified by the rights of the holders of the Series B voting Units, as the Series B voting unit holders retain 100% control of the

Company. The Series A Units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of a particular crop of trees.

Distribution Rights (per Unit Designation)

25% of the Net Profits from harvest and sale of the trees planted from this offering shall be distributed pro-rata to the Unit Holders in approximately 10 years.

Liquidation Preference (per Section 8.3 of the LLC Operating Agreement)

In connection with the liquidation of the Company, the Liquidator shall proceed to dispose of the Company's assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to the Nevada Act, the terms of any Unit Designation (if any) and the following: ... (c) Subject to the terms of any Unit Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Units of the Company), all property and all cash in excess of that required to discharge liabilities as provided in Section 8.3(b) shall be distributed to the holders of the Units of the Company on an equal per-Unit basis.

Series A Eco-Tree 2022 ACT Units

The amount of security authorized is 161,700 with a total of 161,700 outstanding.

Voting Rights

There are no voting rights associated with Series A Eco-Tree 2022 ACT Units.

Material Rights

The Company's Series A Units are non-voting units and may not be diluted. However, the Series A Units are materially limited and qualified by the rights of the holders of the Series B voting Units, as the Series B voting unit holders retain 100% control of the Company. The Series A Units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of a particular crop of trees.

Distribution Rights (per Unit Designation)

25% of the Net Profits from harvest and sale of the trees planted from this offering shall be distributed pro-rata to the Unit Holders in approximately 10 years.

Liquidation Preference (per Section 8.3 of the LLC Operating Agreement)

In connection with the liquidation of the Company, the Liquidator shall proceed to dispose of the Company's assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to the Nevada Act, the terms of any Unit Designation (if any) and the following: ... (c) Subject to the terms of any Unit Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Units of the Company), all property and all cash in excess of that required to discharge liabilities as provided in Section 8.3(b) shall be distributed to the holders of the Units of the Company on an equal per-Unit basis.

Series A SE 2022 Units

The amount of security authorized is 1,875,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series A SE 2022 Units.

Material Rights

The Company's Series A Units are non-voting units and may not be diluted. However, the Series A Units are materially limited and qualified by the rights of the holders of the Series B voting Units, as the Series B voting unit holders retain 100% control of the Company. The Series A Units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of a particular crop of trees. Please refer to the company's Second Amended and Restated Operating Agreement attached to the Offering Memorandum as Exhibit F for further information.

Distribution Rights (per Unit Designation)

25% of the Net Profits from harvest and sale of the trees planted from this offering shall be distributed pro-rata to the Unit Holders in approximately 10 years.

Liquidation Preference (per Section 8.3 of the LLC Second Amended and Restated Operating Agreement)

In connection with the liquidation of the Company, the Liquidator shall proceed to dispose of the Company’s assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to the Nevada Act, the terms of any Unit Designation (if any) and the following: ... (c) Subject to the terms of any Unit Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Units of the Company), all property and all cash in excess of that required to discharge liabilities as provided in Section 8.3(b) shall be distributed to the holders of the Units of the Company on an equal per-Unit basis.

Series A Eco-Tree 2021 CAN Units

The amount of security authorized is 62,440 with a total of 62,440 outstanding.

Voting Rights

There are no voting rights associated with Series A Eco-Tree 2021 CAN Units.

Material Rights

The Company's Series A Units are non-voting units and may not be diluted. However, the Series A Units are materially limited and qualified by the rights of the holders of the Series B voting Units, as the Series B voting unit holders retain 100% control of the Company. The Series A Units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of a particular crop of trees.

Distribution Rights (per Unit Designation)

25% of the Net Profits from harvest and sale of the trees planted from this offering shall be distributed pro-rata to the Unit Holders in approximately 10 years.

Liquidation Preference (per Section 8.3 of the LLC Operating Agreement)

In connection with the liquidation of the Company, the Liquidator shall proceed to dispose of the Company's assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to the Nevada Act, the terms of any Unit Designation (if any) and the following: ... (c) Subject to the terms of any Unit Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Units of the Company), all property and all cash in excess of that required to discharge liabilities as provided in Section 8.3(b) shall be distributed to the holders of the Units of the Company on an equal per-Unit basis.

Series A Eco-Tree 2021 ACT Units

The amount of security authorized is 638,434 with a total of 638,434 outstanding.

Voting Rights

There are no voting rights associated with Series A Eco-Tree 2021 ACT Units.

Material Rights

The Company's Series A Units are non-voting units and may not be diluted. However, the Series A Units are materially limited and qualified by the rights of the holders of the Series B voting Units, as the Series B voting unit holders retain 100% control of the Company. The Series A Units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of a particular crop of trees.

Distribution Rights (per Unit Designation)

25% of the Net Profits from harvest and sale of the trees planted from this offering shall be distributed pro-rata to the Unit Holders in approximately 10 years.

Liquidation Preference (per Section 8.3 of the LLC Operating Agreement)

In connection with the liquidation of the Company, the Liquidator shall proceed to dispose of the Company's assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to the Nevada Act, the terms of any Unit Designation (if any) and the following: ... (c) Subject to the terms of any Unit Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Units of the Company), all property and all cash in excess of that required to discharge liabilities as provided in Section 8.3(b) shall be distributed to the holders of the Units of the Company on an equal per-Unit basis.

Series A Eco-Tree 2022 Units

The amount of security authorized is 3,125,000 with a total of 626,604 outstanding.

Voting Rights

There are no voting rights associated with Series A Eco-Tree 2022 Units.

Material Rights

The Company's Series A Units are non-voting units and may not be diluted. However, the Series A Units are materially limited and qualified by the rights of the holders of the Series B voting Units, as the Series B voting unit holders retain 100% control of the Company. The Series A Units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of a particular crop of trees.

Distribution Rights (per Unit Designation)

25% of the Net Profits from harvest and sale of the trees planted from this offering shall be distributed pro-rata to the Unit Holders in approximately 10 years.

Liquidation Preference (per Section 8.3 of the LLC Operating Agreement)

In connection with the liquidation of the Company, the Liquidator shall proceed to dispose of the Company's assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to the Nevada Act, the terms of any Unit Designation (if any) and the following: ... (c) Subject to the terms of any Unit Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Units of the Company), all property and all cash in excess of that required to discharge liabilities as provided in Section 8.3(b) shall be distributed to the holders of the Units of the Company on an equal per-Unit basis.

What it means to be a minority holder

As a minority holder of Series A SE 2022 Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Dilution means a reduction in value, control, or earnings of the shares the Investor owns.

Investors in this Offering will be acquiring a specific class of Series A units of the Company with rights limited to a particular crop of Empress Splendor trees, proceeds of which will be used to support the planting of a fixed number of trees. A fixed number of trees will be planted for each unit issued in this Offering, regardless of the per unit price. Once the Company has closed this Offering, no further issuances will occur, and there will be trees planted based on the total number of Series A units issued in this Offering. Each time the Company prepares an offering for another planting season or crop of Empress Splendor trees, a new class of Series A units will be created and investors in this Offering will not have their interests diluted.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series A Eco-Tree 2021 ACT Units
  Type of security sold: Equity
  Final amount sold: $1,026,693.00
  Number of Securities Sold: 638,434
  Use of proceeds: Purchase of trees, tree order staffing and admin, Shipping, handling and import costs, Accounting and annual reports, Farmer support and inspections, Marketing, Management Fee, Investor Relations, Office, Brokering the lumber, Farmer Performance Bonus
  Date: December 22, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Series A Eco-Tree 2022 ACT Units
  Type of security sold: Equity
  Final amount sold: $323,400.00
  Number of Securities Sold: 161,701
  Use of proceeds: Purchase of trees, tree order staffing and admin, Shipping, handling and import costs, Accounting and annual reports, Farmer support and inspections, Marketing, Management Fee, Investor Relations, Office, Brokering the lumber, Farmer Performance Bonus
  Date: July 31, 2022
  Offering exemption relied upon: Regulation CF

- **Name:** Series A Eco-Tree 2021 Units
  Type of security sold: Equity
  Final amount sold: $4,631,897.00
  Number of Securities Sold: 2,944,265
  Use of proceeds: Purchase of trees, tree order staffing and admin, Shipping, handling and import costs, Accounting and annual reports, Farmer support and inspections, Marketing, Management Fee, Investor Relations, Office, Brokering the lumber, Farmer Performance Bonus
  Date: February 28, 2022
  Offering exemption relied upon: Regulation D

- **Name:** Series A Eco-Tree 2021 CAN Units
  Type of security sold: Equity
  Final amount sold: $103,948.00
  Number of Securities Sold: 62,440
  Use of proceeds: Purchase of trees, tree order staffing and admin, Shipping, handling and import costs, Accounting and annual reports, Farmer support and inspections, Marketing, Management Fee, Investor Relations, Office, Brokering the lumber, Farmer Performance Bonus
  Date: February 28, 2022
  Offering exemption relied upon: Regulation S

- **Name:** Series A 2020 Eco-Tree Units
  Type of security sold: Equity
  Final amount sold: $1,240,747.00
  Number of Securities Sold: 992,597
  Use of proceeds: Purchase of trees, tree order staffing and admin, Shipping, handling and import costs, Accounting and annual reports, Farmer support and inspections, Marketing, Management Fee, Investor Relations, Office, Brokering the lumber, Farmer Performance Bonus
  Date: September 30, 2019
  Offering exemption relied upon: Regulation D

- **Name:** Series A 2020 Eco-Tree Units

Type of security sold: Equity
Final amount sold: $17,500.00
Number of Securities Sold: 14,000
Use of proceeds: Purchase of trees, tree order staffing and admin, Shipping, handling and import costs, Accounting and annual reports, Farmer support and inspections, Marketing, Management Fee, Investor Relations, Office, Brokering the lumber, Farmer Performance Bonus
Date: June 07, 2020
Offering exemption relied upon: Regulation S

- **Name:** Series A 2020 Eco-Tree Units
  Type of security sold: Equity
  Final amount sold: $4,676,020.00
  Number of Securities Sold: 3,364,425
  Use of proceeds: Purchase of trees, tree order staffing and admin, Shipping, handling and import costs, Accounting and annual reports, Farmer support and inspections, Marketing, Management Fee, Investor Relations, Office, Brokering the lumber, Farmer Performance Bonus
  Date: December 31, 2020
  Offering exemption relied upon: Regulation A+

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2021 compared to year ended December 31, 2020</u>

Revenue

The company did not report any revenues for 2021 or 2020. Due to the nature of the business, the company's source of revenue is from the sale of lumber after the trees are harvested. The first harvest is estimated to occur in 2025-2026.

Cost of sales

The company did not report any cost of goods sold in 2021 or 2020. The company expects to record cost of goods sold, including harvest costs, shipping, and broker fees, when the trees are harvested.

Gross margins

The company reported no net margin in 2021 or 2020.

Expenses

The company reported operating expenses of $4,784,633 in 2021 and $2,467,711 in 2020. The increase in expenses was attributable to an increase in the number of trees planted in 2021 and other general and administrative fees. The increase in operating expense is due to the up-front costs of tree propagation, planting, and support for the acres of trees planted. Additionally, the Company had an increase in sales and marketing expenses.

Historical results and cash flows:

The Company is currently in the growth and pre-revenue stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the business requires up-front costs to plant and care for the trees. Revenues and cash flows from the sale of lumber will not occur until approximately ten years after initial planting. The first harvest of trees is expected to occur in 2025-2026. Until the trees are harvested and sold as finished lumber, the company's main source of cash flow is through sale of investment units.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 31, 2022, the company has $773,000 in cash on hand. Additionally, the Company is currently raising capital funds via other securities offerings.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are not critical to the Company's operations. However, we do believe that completing a successful Regulation Crowdfunding raise with a new audience on Start Engine will help the Company grow the Eco-Tree Program. The Company is currently raising capital via other securities exemptions as part of its 2022 crop.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. However, we do believe that completing a successful Regulation Crowdfunding raise with a new audience will help grow the Eco-Tree Program. Of the total funds that our Company intends to raise for its 2022 Eco-Tree Program, approximately 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Because the capital raised by the Company and the related use of proceeds are directly tied to a certain number of trees (through the issuance of the Company's Series A units) the Company's length of operations is not impacted by the minimum/maximum offering amount. The amount of capital raised is anticipated to cover the cost of care and maintenance of the trees through to maturity (~10 years).

How long will you be able to operate the company if you raise your maximum funding goal?

Because the capital raised by the Company and the related use of proceeds are directly tied to a certain number of trees (through the issuance of the Company's Series A units) the Company's length of operations is not impacted by the minimum/maximum offering amount. The amount of capital raised is anticipated to cover the cost of care and maintenance of the trees through to maturity (~10 years).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is conducting the following offerings:

Reg D, Rule 506(c) with C2M Securities, LLC

Opened March 7, 2022

Price Per Unit - $2.25

Minimum Investment Amount - $22,500

Maximum Offering Amount- $5,000,000

Series A Eco-Tree 2022 Units

Canadian exemption to Canadian citizens only

Should be open by September 6, 2022

Price Per Unit - $1.90 USD

Minimum Investment Amount - $19,000

Maximum Offering Amount - $503,500

Series A Eco-Tree 2022 CAN Units

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** World Tree Technologies, Inc.
  Names of 20% owners: Wendy Burton holds a 54.87% majority
  Relationship to Company: Manager of the LLC
  Nature / amount of interest in the transaction: As at December 31, 2021 and 2020, World Tree Technologies, the Manager of World Tree USA, holds 10,000 Series B Units of World Tree USA.
  Material Terms: World Tree Technologies, as Manager of the Company, undertakes the day-to-day operations of the Company and its mission of using the Empress Splendor tree to produce lumber in a more environmentally conscious manner.

- **Name of Entity:** World Tree Technologies, Inc.
  Names of 20% owners: Wendy Burton holds a 54.87% majority
  Relationship to Company: Manager of the LLC
  Nature / amount of interest in the transaction: In connection with the 2019 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $2.50 per tree (biological asset), 2) $0.20 tree order staffing and administration; 3) $0.40 shipping and handling; 4) $3.14 farmer support; 5) $0.50 farmer bonus; 6) $0.40 office overhead; 7) $1.43 marketing; 8) $3.57 management fees; 9) $0.40 investor relations; 10) $0.46 brokering lumber; and 11) $1.39 for accounting and annual reporting costs.
  Material Terms: The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

- **Name of Entity:** World Tree Technologies, Inc.
  Names of 20% owners: Wendy Burton holds a 54.87% majority
  Relationship to Company: Manager of the LLC
  Nature / amount of interest in the transaction: In connection with the 2019 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $2.50 per tree (biological asset), 2) $0.20 tree order staffing and administration; 3) $0.40 shipping and handling; 4) $3.14 farmer support; 5) $0.50 farmer bonus; 6) $0.40 office overhead; 7) $1.43 marketing; 8) $3.57 management fees; 9) $0.40 investor relations; 10) $0.46 brokering lumber; and 11) $1.39 for accounting and annual reporting costs.
  Material Terms: The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Valuation

Pre-Money Valuation: $23,572,854.10

Valuation Details:

Our pre-money valuation is based on the following reasonable basis factors:

Value of Assets

To date, the Company has approximately 393,000 surviving trees from its previous 4 crop years (2016; 2018; 2020; and 2021). The cumulative survival rate of these prior 4 crop years is approximately 75%. The Company's projections are based on the following assumptions: (i) 200 board feet of lumber per tree and (ii) $3.00 per board foot net selling price.

Assuming the Company harvests 75% of the trees it plants, the Company's estimated share of revenue would be $44.2 million. Assuming the Company harvests 50% of the trees, the Company's estimated share of revenue would be $29.4 million. Assuming the Company harvests 25% of the trees, the Company's estimated share of revenue would be $14.7 million.

Management's Experience and Prior Success

Our CEO, Doug Willmore, led the growth of Reference Pathology Services from 21 employees and $1.2 million in revenue to 120 employees and $22.2 million in revenue upon the company's sale of $33.5 million within just 4 years. Additionally, Doug led the turnaround of the City of Bell, CA after it was on the verge of bankruptcy. The city went from a $200K general fund balance to a $22.5M fund balance.

Our CFO, Deb Cullen, worked for more than 25 years as a finance executive with the United States Postal Service. Deb also served as a senior audit manager for Mayer Hoffman McCann and audited organizations ranging in size from $10 million to $150 million.

Jeff Nuss, Director, founded and served for 22 years as president and CEO of GreenWood Resources Inc. Under Jeff's leadership, GreenWood grew to over 150 professionals with forestry assets and investments close to $2 billion.

Jack Matson, our Director of Lumber Division, previously managed 23,000 acres of his family's land to maximize yield, growth, and ROI for an 80-year growth cycle. Jack was responsible for $40 million in annual sales. Jack has deep knowledge in manufacturing, marketing, and selling lumber in 26 countries.

Our Director of Forestry & Farms, Jesus Espinoza, has a Ph.D. in Forestry and 29 years of experience on 5 continents with a wide range of tree species, forest operations, tree improvement, enhanced technology, forest productivity, and research strategies.

Our Founder, Wendy Burton, has over 24 years of experience with the Empress Splendor tree.

Our COO, Terry Rodrigue, grew a successful engineering company from 1 person to a team of nearly 500 employees.

Our President and CBDO, Cathy Key, has been working with the Empress Splendor tree for 8 years. She launched and managed a software company for 15 years, working with companies that included Telus and Johnson & Johnson.

Andy Norris, our Head of USA Forestry & Farms, has 30 years of expertise guiding timber procurement and natural resource management operations in the evolving forest products sector across the Southeastern United States and Appalachia.

Conclusion

Based on our analysis of the above factors, we believe that our pre-money valuation of $23,572,854.10 is both reasonable and accurate.

Investors in this offering will be investing in the planting of a new round of trees and the Series A Units, of which you will be among, do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of this particular crop of trees. Please refer to the Company's securities section for more information regarding current authorized and outstanding securities.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock;

and (ii) all outstanding options, warrants, and other securities with a right to acquire shares, if any, are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.10 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  StartEngine platform fees.

If we raise the over allotment amount of $3,499,999.70, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Farmer Success*
  20.0%
  This covers Farmer support including Manager's travel to farms, and ongoing monitoring of ES Trees and Farmers.

- *Management Fee and Office*
  18.0%
  A fee paid to the Manager for oversight and management of the crop and office overhead.

- *ES Trees, Shipping and related admin*
  17.0%
  140 ES Trees will be purchased by the Company for every 2,000 Series A Units issued. The bulk of these costs will be incurred within two (2) years of the issuance of the Units. ES Trees will be directly purchased from the Manager.

- *Brokering Lumber*
  10.0%
  Covers the cost of meeting and closing deals with prospective purchasers of the ES Lumber.

- *Marketing*
  6.0%
  Manager's cost of promoting the properties of the ES Tree and ES Lumber. Marketing costs also include the costs of attracting and recruiting Farmers, and the costs of a Farmer referral program.

- *Legal, Accounting and Financial Reporting*

5.0%
Legal fees, accounting, auditing and reporting costs.

- *Investor Relations*
  2.0%
  Costs associated with communications with investors and fees paid to the Company's transfer agent.

- *Farmer Performance Bonus*
  3.0%
  Incentives for improving tree performance.

- *Carbon Credit Verification*
  4.0%
  Costs related to establishing and verifying the carbon program and credits.

- *Contingency/Reserve*
  9.5%
  To cover unforeseen events/circumstances.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.worldtree.eco (https://www.worldtree.eco/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/worldtreeusa

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR World Tree USA, LLC

[See attached]

WORLD TREE USA LLC
FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Management and Members
of World Tree USA LLC

Opinion
We have audited the accompanying financial statements of World Tree USA LLC (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations members' equity, and cash flows for the years then ended, and the related notes to the financial statements (the "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 2 to the financial statements, the Company has incurred losses since inception, lacks revenues and requires additional capital to fund operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these factors are also described on Note 2. The Company's financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Emphasis of Matter
As discussed in Notes 1 and 4 to the financial statements, the Company paid a significant amount of monies to World Tree Technologies, Inc., the Company's manager (the "Manager"), for current and future costs in connection with its management agreement. Certain amounts paid to the Manager for which were expected to be for future services provided by the Manager, however, these amounts were expensed in the accompanying statement of operations during the years ended December 31, 2021 and 2020. Furthermore, subsequent to December 31, 2021, the Manager has borrowed monies form the Company in excess of management fees due. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are described in the Auditors' Responsibility section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that our audit evidence is sufficient to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the internal controls as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibility
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that

an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with accounting principles generally accepted in the United States of America we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain and understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbb*mckennon*
April 22, 2022
San Diego, California

WORLD TREE USA, LLC
BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2020

	As of December 31,	
	2021	**2020**
Assets		
Current assets:		
Cash	$ 773,978	$ 1,231,923
Subscription receivable	933,934	684,065
		-
Total current assets	1,707,912	1,915,988
Other assets:		
Deposit on biological assets - related party - non-current	456,694	112,148
Prepaid expenses - related party - non-current	-	157,604
Prepaid expenses	5,000	-
Biological assets	1,058,849	984,179
Total assets	$ 3,228,455	$ 3,169,919
Liabilities and Members' Equity		
Current liabilities:		
Related party payable	$ -	$ 39,762
Total current liabilities	-	39,762
Members' equity:		
Members' equity	11,824,879	6,941,948
Accumulated deficit	(8,596,424)	(3,811,791)
Total members' equity	3,228,455	3,130,157
Total liabilities and members' equity	$ 3,228,455	$ 3,169,919

The accompanying notes are an integral part of these financial statements.

WORLD TREE USA, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Revenue:	$ -	$ -
Operating expenses:		
Professional fees	77,737	85,646
Sales and marketing	-	13,692
Management fees and operating costs - related party	4,236,828	2,356,428
Loss on biological assets	466,204	9,923
Other expenses	3,864	2,022
Total operating expenses	4,784,633	2,467,711
Net loss	$(4,784,633)	$(2,467,711)
Weighted average membership unit - basic and diluted	7,634,660	3,528,406
Net loss per membership unit - basic and diluted	$ (0.63)	$ (0.70)

The accompanying notes are an integral part of these financial statements.

WORLD TREE USA LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Members' Equity					
	Series A Units		Series B Voting Units		Accumulated	
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2019	2,673,539	$ 2,762,601	10,000	$ 10,000	$ 1,344,080	$ 1,428,521
Proceeds from sale of membership units, net of offering costs	3,112,085	4,169,347	-	-	-	4,169,347
Net loss	-	-	-	-	(2,467,711)	(2,467,711)
Balance at December 31, 2020	5,785,624	6,931,948	10,000	10,000	-3,811,791	3,130,157
Proceeds from sale of membership units, net of offering costs	3,383,934	4,882,931	-	-	-	4,882,931
Net loss	-	-	-	-	(4,784,633)	(4,784,633)
Balance at December 31, 2021	$9,169,558	$11,814,879	10,000.00	$ 10,000	$ (8,596,424)	$ 3,228,455

The accompanying notes are an integral part of these financial statements.

WORLD TREE USA, LLC
STATEMENT OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$(4,784,633)	$(2,467,711)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Loss of biological assets	466,204	9,923
Changes in operating assets and liabilities:		
Prepaid expenses	(5,000)	-
Accounts payable	-	-
Related party payable	(39,762)	55,336
Net cash used in operating activities	(4,363,191)	(2,402,452)
Cash flows from investing activities:		
Deposits and purchases of biological assets paid to related party	(727,816)	(643,723)
Net cash used in investing activities	(727,816)	(643,723)
Cash flows from financing activities:		
Proceeds from sale of membership units	5,307,391	4,406,000
Offering costs	(424,460)	(236,653)
Subscriptions receivable	(249,869)	(684,065)
Net cash provided by financing activities	4,633,062	3,485,282
Net increase (decrease) in cash	(457,945)	439,107
Cash as of beginning of the year	1,231,923	792,816
Cash as of end of the year	$ 773,978	$ 1,231,923
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WORLD TREE USA LLC ("WTUSA" or the "Company") was organized as a limited liability company in the state of Nevada on June 3, 2015. The Company's address is 2361 Rosecrans Ave, Suite 475, El Segundo, CA 90245.

The purpose of the Company is to:

(i) participate in collective effort to reduce the carbon footprint of the Investors through conduct of the Eco-Tree Program;

(ii) produce income from the harvesting of Empress Splendor (ES) Trees acquired by the Company;

(iii) monetize carbon offset assets created by the Company;

(iv) make distributions to members upon harvesting ES Trees; and

(v) engage in such other activities as are reasonably incidental to the foregoing.

Risks and Uncertainties
The Company operations were impacted by the COVID-19 pandemic. Travel restrictions prevented the Company from traveling to the farms and nurseries during 2020 and a portion of 2021. This, in turn, prevented the Company from being able to provide adequate training and oversight of the planting and maintenance of the trees under contract. When travel restrictions were lifted in 2021, the Company was able to travel to all of its farms in order to assess the overall health and quality of its trees. As a result of these visits, the Company determined it was necessary to write-off a large number of trees as of December 31, 2021 totaling $466,204. While the Company believes that it has currently mitigated the impact of COVID-19 on its operations, any future lockdowns or travel restrictions may negatively impact future operations and tree survivability.

The Company is in the pre revenue generation stage. The Company's business and operations are sensitive to general business and economic conditions in the United States, and worldwide, along with governmental policy decisions. As this is a product grown in nature, a host of factors beyond the Company's control could cause fluctuations in these conditions. To mitigate this risks the company has chosen to plant its ES Trees in different locations in five different countries.

The Company currently is dependent upon its manager, World Tree Technologies, Inc. ("WTT"), for all aspects of the Company's operations. WTT contracts directly with the farmers for the growth of the Company's trees and manages the process through to harvest and sale of the lumber. WTT has been in existence in excess of 17 years, primarily focused on growing, cultivating and selling ES startlings, and has limited history, a period of approximately six years, growing to maturity, cultivating and harvesting the ES Trees. WTT currently has limited arrangements for the harvesting and sale of such trees. Management of WTT has limited experience in negotiating such arrangements, however, they are in the process of expanding the network, including establishing a network of retailers to purchase the ES Trees. To date WTT has generated a limited amount of capital from the sale of ES Trees and/or any other biological asset. Additionally, WTT is dependent upon the Company and the management fees, among others, to fund its operations. During 2021 and 2020, a significant amount of capital was paid to WTT for current and future services. These amounts were expensed during the years ended December 31, 2021 and 2020, as the monies were expended by WTT. See Note 4 for additional information.

NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The business of the Company involves a high degree of risk due to the long-term nature of generating revenue from the harvesting of trees which the first harvest isn't anticipated until 2026. The Company has significant commercial and economic interdependence with WTT as discussed in Notes 1, 4 and 6. At present, WTT has limited cash flow generating activities and their operations are currently dependent on the Company's ability to raise capital. These factors raise substantial doubt regarding the Company to continue as a going concern.

Management's Plans

During the year ended December 31, 2021, the Company raised $4,882,931 in net proceeds from the sale of Series A Units through a private offering, Regulation D and Regulation CF offerings. Subsequent to year end, the Company has raised an additional $504,955 in net proceeds through additional sales of Series A Units through a Regulation D offering. The Company has launched an additional Reg D offering on March 7, 2022, and it also plans on initiating a crowdfunding offering under Regulation CF in April 2022 to fund operations. Management believes that the current capital on hand and its planned offerings may not be sufficient to fund operations through a period of less than one year from the issuance date of these financial statements. There is no assurance that the Company will be able to raise the funds necessary to finance the Company's activities as disclosed in Note 1.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

Cash Equivalents

Cash and cash equivalents consist of cash equivalents with initial maturities of three months or less.

Fair Value of Financial Instruments

The Company follows FASB ASC 820, Fair Value Measurements and Disclosures ("ASC 820") to measure and disclosure the fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy defined by ASC 820 are described below:

Level 1 Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts reported in the Company's financial statements for cash, accounts payable and accrued expenses approximate their fair value because of the immediate or short-term mature of these financial instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-marketing dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

Biological Assets

Biological assets consist of trees managed for future timber sales. Biological assets are carried at cost. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition.

The trees are recognized as biological assets when they are received by the Company's farmers. As of December 31, 2021 and 2020, 319,730 and 327,914 trees representing a cost of $1,058,849 and $984,179, respectively, were reported as biological assets.

The Company operations were impacted by the COVID-19 pandemic. Travel restrictions prevented the Company from traveling to the farms and nurseries during 2020 and a portion of 2021. This, in turn, prevented the Company from being able to provide adequate training and oversight of the planting and maintenance of the trees under contract. When travel restrictions were lifted in 2021, the Company was able to travel to all of its farms in order to assess the overall health and quality of its trees. As a result of these visits, the Company determined it was necessary to write-off a large number of trees as of December 31, 2021 resulting in a loss on biological assets of $466,204. While the Company believes that it has currently mitigated the impact of COVID-19 on its operations, any future lockdowns or travel restrictions may could negatively impact future operations and tree survivability.

For every 2,000 Units issued related to the 2016, 2018, 2019/2020 and 2021 offerings, the Company will purchase up to 140 trees, which yield a harvest of approximately 110 tree per acre harvested; 30 additional trees per acre are available for replacement within the first two to three years.

As of December 31, 2021, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2019/2020 Offering	2021 Offering
Units issued	200,000	1,187,152	4,398,472	3,383,934
Total Trees to be Purchased	14,000	83,101	307,893	236,875
Total Trees to be Planted based on 110 trees per 2,000 units	11,000	65,293	241,916	186,116
Total Trees for future replacement (30 tree per 2,000 units)	3,000	17,807	65,977	50,759
Total Trees Planted	9,069	65,618	287,980	73,620
Total Trees still to be Planted	1,931	-	-	112,496

Provisions and Contingent Liability Provisions

Provisions and contingent liability provisions are recognized when there is a present legal or constructive obligation arising as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation and where a reliable estimate can be made of the amount of the obligation. Timing or exact amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available, including the risks and uncertainties associated with the present obligation. Provisions are discounted to their present values, where the time value of money is material.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the possibility of outflow of resources is remote.

Deferred Offering Costs

Costs associated with the offering of Units are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes

The Company is taxed as a Partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Series A Unit holders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

Net Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding Units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average Units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As of December 31, 2021 and 2020, there were no potentially dilutive securities.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

NOTE 4 – RELATED PARTY TRANSACTIONS

Series B Units

As at December 31, 2021 and 2020, WTT, the Manager of WTUSA, holds 10,000 Series B Units of WTUSA.

Management Fees – 2021 Series A Unit Offering

In connection with the 2021 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $3.00 per tree (biological asset), 2) $0.25 tree order staffing and administration; 3) $0.40 legal; 4) $4.65 farmer support; 5) $0.75 farmer bonus; 6) $0.15 office overhead; 7) $0.65 marketing; 8) $4.00 management fees; 9) $0.25 investor relations; 10) $2.65 brokering lumber; and 11) $0.60 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees – 2019/2020 Series A Unit Offering

In connection with the 2019 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $2.50 per tree (biological asset), 2) $0.20 tree order staffing and administration; 3) $0.40 shipping and handling; 4) $3.14 farmer support; 5) $0.50 farmer bonus; 6) $0.40 office overhead; 7) $1.43 marketing; 8) $3.57 management fees; 9) $0.40 investor relations; 10) $0.46 brokering lumber; and 11) $1.39 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Below is a summary of all payments made to WTT for deposits on biological assets for the years ended December 31, 2021 and 2020, respectively:

Fee Description	Deposit on Biological Assets Balance 12/31/19	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/20	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/21
Deposit on Future Tree Stock	$ 270,813	$ 505,041	$ 686,324	89,530	$ 803,962	$ 483,133	$ 410,359
Tree Order Staffing & Administration	22,721	40,449	55,630	7,540	66,946	47,816	26,670
Shipping & Handling	42,149	80,899	107,970	15,078	14,769	10,182	19,665
Writeoff	-	-	(9,923)	-	-	-	-
Total	$ 335,683	$ 626,389	$ 840,001	112,148	$ 885,677	$ 541,131	$ 456,694

In addition to the payments detailed above, the Company made payments to WTT of $4,079,223 and $2,373,764 for the years ended December 31, 2021 and 2020, respectively, for expenses such as farmer support, management fees, lumber brokering, carbon credit verification and professional fees.

Related Party Accounts Payable

From time to time, WTT and/or the Company covers operating costs for either entity. These costs are periodically repaid by either entity. The amounts are due on demand and do not incur interest. As of December 31, 2021, there were no amounts due to the Company from WTT.

See Notes 1, 3, 5 and 6 for additional related party transactions.

NOTE 5 – MEMBERSHIP UNITS

Series A Units

Rights and Preferences

Series A Members are holders of Series A Units and do not have voting rights. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular project. Each project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same project. See below for allocation of profits and losses.

2021 Transactions

During the year ended December 31, 2021, the Company issued 3,383,934 Series A Units for gross proceeds of $5,282,390. The Company paid commissions under broker dealer arrangements totaling $204,956 in connection with the offering. Other offering costs which offset the proceeds of the sale of the Series A units totaled $219,503.

As of December 31, 2021, the Company recorded subscriptions receivable for 552,279 Units totaling $933,934. These were executed as of December 31, 2021, but funds were not received until January 2022. The Units relating to this receivable are included in members' equity as of December 31, 2021.

2020 Transactions

During the year ended December 31, 2020, the Company issued 3,112,085 Series A Units for gross proceeds of $4,406,000. The Company incurred $236,653 in offering costs in connection with the sale of the Series A units for which offset the proceeds.

As of December 31, 2020, the Company recorded subscriptions receivable for 481,478 Units totaling $684,065. These were executed as of December 31, 2020, but funds were not received until January 2021. The Units relating to this receivable are included in members' equity as of December 31, 2020.

In connection with the 2020 offering, the Company was obligated to issue 20,000 Series A Units under an arrangement with a broker dealer as commissions. The units were issued in 2021 without an impact on the financial statements as they were part of the offering costs.

Other Provisions

Unless authorized to do so by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company's credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

Units have been recognized on the financial statements as equity when subscriptions have been accepted by the Company.

Profits and Losses

WTT enters into contracts with farmers whereby the net profits from the harvesting and sale of the biological assets are split 50/50 between the Company and the farmer. The Company's 50% profit, it any, is then split between the Series A and Series B Unit holders on a 50/50 basis. Class A and Class B Units participate in the losses based upon their pro-rata amounts invested to the total invested until the investment is extinguished. After extinguishment the losses are then split between the Series A and Series B Unit holders on a 50/50 basis.

Also see Note 6 below.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to year end, the Company has raised an additional $504,955 in net proceeds through additional sales of 281,205 Series A Units through a Regulation D offering.

In addition, the Company has paid/advanced $1,086,582 to WTT representing current and future management fees. The amounts paid/advanced are in excess of the estimated management fees to be paid as noted in the Company's offering circulars which Units are sold.

Currently, the Company has entered into an agreement with a broker dealer that includes commissions ranging from 1.0% up to a maximum 7.0% in cash fees upon the successful raise of capital.

In accordance with ASC 855-10 the Company has analyzed its operations from December 31, 2021 to April 22, 2022 – the date these financial statements were issued – and has determined that it does not have any other material subsequent events to disclose in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

Eco-Timber that offsets your carbon footprint

INVEST IN WORLD TREE USA LLC TODAY!

We are not growing trees fast enough to keep up with the demand for wood products. World Tree is planting fast-growing, carbon-crunching, soil-restoring Empress trees with farmers to produce sustainable hardwood lumber. Unique in the market, this beautiful, vers... Show more



Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW ABOUT TERMS PRESS & UPDATES REWARDS DISCUSSION

Reasons to Invest

- **A beautiful eco-lumber grown for speed and scale:** With a goal of reducing harmful deforestation practices, and giving back to the planet in the process, World Tree partners with farmers to grow Empress Splendor trees - which are known for their ability to reach maturity within ten years,* to be harvested for lumber, and then regenerate naturally to begin the process anew.

- **Massive future growth in lumber markets predicted:** Wood products are a global multibillion-dollar industry, currently valued at around $684.26B and expected to reach roughly $903.33 billion in 2026 at a CAGR of 7.2%.* World Tree is targeting the US market for wooden furniture, cabinets, surfboards, instruments and veneers - which we estimate to be worth $178B by 2033 based on our own market analysis.

- **Proven, scalable model:** World Tree has been developing its proprietary Eco-Tree Program for the past six years, with an expert team that brings together decades of combined forestry experience. Our operation is an international network that includes farmers, foresters, scientists, investors, and business partners, encompassing multiple regions and locations.

*Market information provided by (source) (source)

OVERVIEW

How World Tree's farms create profit for people and the planet

World Tree's approach is simple. With the help of our supporters, who invest in a series of trees, we supply our farmers with saplings, and train them to grow our Empress Splendor trees according to an exact science. Within ten years, the trees are ready to be harvested and sold as hardwood lumber for a profit that is shared between farmers, investors and our company. Your investment will only entitle you in a share from potential profits in our expected harvesting round after the completion of this offering and planting of trees. Please refer to our Why Invest section below for further details on our business model and structure.


Cultivating a Renewable Resource
Quality Hardwood Within 10 Years

World Tree has established a network of nurseries across four countries and has over 20 different genotypes in our collection. Empress Splendor has the botanical names Paulownia elongata and Paulownia fortunei. We use only non-invasive varieties specially selected for each growing region.

THE PROBLEM & OUR SOLUTION

Eco-friendly, planet-healing, Empress farming saves forests


30% Of Trees Species Are At Risk Of Extinction

Global demand for timber is predicted by the World Bank to quadruple by 2050 (source). With 30% of the world's trees already on the verge of extinction, finding a sustainable supply is a huge issue (source). If this trend continues, we are at risk of losing more native forests, environmental diversity, and the carbon capture benefits that trees provide.


World Tree's Solution
Empress Farming
Empress Trees Are:
Non-Invasive
Revive Degraded Soil
Help Promote the Growth of Other Plants

World Tree has a solution. Our regenerative tree farms produce a beautiful versatile hardwood called Empress Splendor. This blonde lumber is strong yet light, does not warp or rot and is a fantastic replacement for cedar, ash, balsa and other commonly used at-risk tree species. Additionally, because Empress trees are non-invasive (source), revive degraded soil, and help promote the growth of other plants (source), this process has a positive impact for the surrounding ecosystem.


Carbon Crunching
Grows 3x Faster
Strong and Light

THE MARKET & OUR TRACTION

Climate-smart lumber grown for speed, quality and scale

World Tree targets high-end markets, focusing on products with long-life spans to maximize the time the carbon is stored. These markets are huge - covering furniture, window blinds, veneers, musical instruments, surfboards, and more.

Our most famous partner is former president Jimmy Carter. We harvested his Empress tree farm and put his wood into the hands of high-end designers and luthiers. The designers crafted guitars, paddle boards, furniture, and an art installation at the Securities and Exchange Commission building in New York City.


Life-Changing Opportunity
for Farmers In 4 Countries
Costa Rica

Having completed fieldwork, research, and development in our early years, we believe we have a six-year head start over any would-be competitors. To the best of our knowledge, we are the first to scale the Empress species in North and Latin America. To date we have successfully planted 5,000 acres of trees, across 300+ farms in the Southeastern United States, Mexico, Costa Rica, and Guatemala.

As momentum for our mission and our supply grows, our long-term goal is to plant over 300,000 acres of trees, while securing positive returns for our investors and farmers.



WHY INVEST

Every $4,600 invested plants another acre of Empress trees, benefiting our planet and our partners

The Eco-Tree Program is designed to unite investors and farmers to fund and grow Empress Splendor trees.

For every $4,600 invested we plant 1 acre of Empress trees across dozens of farm locations in the United States, Mexico, Guatemala and Costa Rica. By spreading our farms over multiple locations we can diversify risk and maximize impact.


Truly Sustainable Hardwood
Aluminum of Lumber
5,000 Trees Planted
#1 Grower Of Empress Trees In North America
Expert Team
Off-Setting Carbon Footprint
50 Major Companies Have Ordered Samples

After harvest, any profits are shared with our farmers and investors. Farmers receive 50% of profits, investors 25% and World Tree 25%. Please note World Tree USA LLC is a limited liability company that is structured around its planting & harvesting. What this means, is that an investor in this offering will be investing in the planting of a new round of trees and the Series A Units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of this particular crop of trees. Please refer to the Company's securities section for more information regarding current authorized and outstanding securities. The Company is 100% controlled by Series B Unitholders.


$18,000
$13,500
$9,000
$4,500
POTENTIAL LUMBER RETURN
25%
50%
75%
TREE SURVIVAL

*The information included above is forward looking information. Please refer to our risk factors section in our Form C and to our Forward Looking Information Legend included in our Terms section on this page.

Environmental Benefits Provided By The Empress Splendor

World Tree Is Proud To Partner With

UnderstandingAG · Kiss the Ground · Soil Health Academy

Be a part of our next vintage by investing with World Tree!

ABOUT

HEADQUARTERS	VALUATION
2361 Rosecrans Avenue, Suite 475 El Segundo, CA 90245	**$23.57M**

We are not growing trees fast enough to keep up with the demand for wood products. World Tree is planting fast-growing, carbon-crunching, soil-restoring Empress trees with farmers to produce sustainable hardwood lumber. Unique in the market, this beautiful, versatile hardwood is strong and light - the aluminum of lumber. By our calculations, one acre of trees planted offsets your carbon footprint for a decade.

TEAM



Douglas Willmore
CEO & Co-Chair of the Board

Doug Willmore has an accomplished career in both the public and private sectors and was a sought-after consultant in breakthrough performance to Fortune 100 companies.

Doug led growth as CEO of Reference Pathology Services from 21 employees and $1.2 million in revenue to 120 employees and $22.2 million in revenue upon the company's sale of $33.5 million four years later.

He led the turnaround of the City of Bell, CA after it was on the verge of bankruptcy. The city went from a $200K general fund balance to a $22.5M fund balance.

Doug was the Chief Administrative Officer of Salt Lake County, UT for 6 years where he managed more than 4000 employees and an annual budget of more than $800 million.



Wendy Burton
Founder, Co-Chair of the Board

Wendy Burton has over 24 years of experience with the Paulownia (Empress Splendor) tree, appearing on shows such as Oprah, Family & Home, and the American Environmental Review.

She has been the motivating force behind World Tree's mission to regenerate our forests, drawdown carbon, and create a timber investment that creates healthy market rate returns.

Wendy created World Tree as a "for-profit, for-good" company and advocates for the business philosophy that investors can earn while positively impacting the world.



Catherine Key
President, Chief Business Development Officer and Director

Dr. Cathy Key has been working with the Empress Splendor tree (Paulownia) for 8 years.

She has been instrumental in the rollout of cutting-edge audit processes, supply chain diversification and management of biological assets.

Cathy launched and managed a software company for 15 years, working with companies that included Telus and Johnson and Johnson.

With a PhD in Anthropology, specializing in the economics of cooperation, Cathy brings a diverse skill-set to the organization.



Deborah Cullen
CFO, CAO & Director

Deborah Cullen is an accomplished finance executive who worked for more than 25 years as a finance executive with USPS.

Deb has been a senior audit manager for Mayer Hoffman McCann and audited organizations ranging in size from $10 to $150 million.

Deb was also the Finance Director for the City of El Segundo, CA for almost 10 years. She oversaw and managed a budget of more than $225 million annually.

Most recently, Deb was Finance Director for the City of Rancho Palos Verdes, CA until October 2019 when she joined World Tree as CFO.



Terry Rodrigue
COO

Terry Rodrigue oversees the Company's operations in 5 countries, including the tissue labs, nurseries and farmers. He is a professional engineer and experienced entrepreneur.

He grew an engineering company from one person to almost 500. It managed the planning, design and construction of billions of dollars of infrastructure and was the recipient of numerous awards and accolades.

He brings his extensive background in operating in a rapid growth environment and knowledge of field operations to World Tree.



Chris Wedding
Director

Dr. Chris Wedding is a former environmental private equity investor and impact investment banker, Duke and UNC Chapel Hill professor, 3x startup founder, and executive coach with over $1 billion of investment experience and 60,000 professional students taught.

Chris brings a global perspective, with experience in 20+ countries in climate tech, renewable energy infrastructure, impact/ESG investing, corporate sustainability strategy, and green real estate.

He is the Founder of Entrepreneurs for Impact, an executive peer group program for founders, CEOs, and investors tackling climate change.

Chris dedicates less than 5 hours per week to World Tree. His primary jobs are with Duke University – The Fuqua School of Business and Entrepreneurs for Impact.



Allan English
Director

Allan English is the founder of SilverChef, which has helped more than 50,000 hospitality businesses achieve their dreams. It is regularly listed in the Top 50 great places to work in Australia.

In 2010 he created the English Family Foundation with a donation of just over 50% of family shares to ensure the largest shareholder of the public company was a non-profit.

In 2011 a goal was set to fund 1.5 million people out of poverty by 2020 through Microfinance programs. With significant staff efforts and 8,000 customers who committed regular funding, they achieved the goal in June 2019.

Allan dedicates approximately 5 hours per week to World Tree. Allan's primary job is with English Family Foundation.



Filippo Bozotti
Director

Filippo Bozotti is the co-founder of Tribewanted Ltd., developing sustainable communities for eco-tourism in Fiji and Sierra Leone. Both projects were handed back to local communities after 5 years.

He also founded Tribewanted Monestevole in Umbria, Italy, retrofitting a 15th century borgo into a sustainable hamlet and farm. Monestevole welcomes dozens of school groups and retreats every year, offering a fully immersive, sustainable experience.

Filippo was a documentary film producer in New York and was a founding partner of Shine On Sierra Leone, a non-profit operating in healthcare, education and microfinance.

Filippo dedicates approximately 5 hours per week to World Tree. Filippo's primary job is with Tribewanted Ltd.



Todd Fein
Director

Todd Fein is a creative, driven, future-facing executive with a passion for creating a sustainable world. He has 25 years of experience in management and technology consulting and business building.

He founded and serves as CEO of Green Diamond, which helps large corporations and government agencies achieve maximum, sustainable performance.

Todd serves as director on the board of the World Future Society, speaks around the world, and has been written about by Forbes. He holds Global Reporting Initiative, Carbon Disclosure Project, and other specialized credentials and affiliations.

Todd dedicates approximately 5 hours per week to World Tree. Todd's primary job is with Green Diamond.



Tiffany Persons
Director

Tiffany Persons founded Tiffany Company Casting in 2005, which provides commercial casting for some of the largest brands in the world such as Apple, Google, Nike, Facebook, Disney and Starbucks.

Known for bringing joy, passion and vulnerability to the advertising world, Tiffany also founded Shine On Sierra Leone, an organization that has created groundbreaking education, healthcare, micro-loans, sustainability and agriculture programs.

Tiffany works with David & Goliath Ad Agency to recruit new and more diverse talent and lead trainings on Black culture in media to change the conversation about minority groups in marketing at its root.

Tiffany dedicates approximately 5 hours per week to World Tree. Tiffany's primary job is with David & Goliath.



Jeff Nuss
Director

Senior advisor and impact investor focused on sustainable working landscapes, green products and materials, renewable energy and fuels, and built environment after 22 years as Founder and former President & CEO of GreenWood Resources, Inc. and its subsidiaries.

Jeff dedicates approximately 5 hours per week to World Tree. Jeff's primary job is with GreenWood Resources.



Mark Watson
Director

Mark Watson is Co-founder and President of Potlikker Capital, a farm community-governed charitable integrated capital fund dedicated to supporting BIPOC farmers at the intersection of racial and climate justice. Potlikker Capital is a supporting entity to Jubilee Justice. He also serves as Senior Investment Strategist, after serving as Managing Director of the Fair Food Fund, which offers catalytic capital with a social equity lens to improve community access to healthy food and increase wealth through more local ownership of the means of the production and distribution of food. He is also the founder of Keel Asset Management LLC, a financial advisory firm that provides socially responsible financial planning and investment advisory services to nonprofits, public and corporation pension plans. Mr. Watson started his career as a banker at the First National Bank of Chicago, now JP Morgan in commercial banking, corporate and public finance. He had a 30-year career which included managing investment portfolios for foundations, endowments, and institutional pensions funds. Most recently, Mr. Watson co-designed and launched an integrated racial justice capital fund, The Boston Impact Initiative Fund and managed the deployment of capital to over 30 small businesses. Mark continues as an investment committee member of the Boston Impact Initiative Fund; an advisory board Member of MIT/Health Innovation Systems Inc.; Director of Transition of The Institute of Educational Leadership; board president of Sustainable Cape, Inc.; and a former board member of the Social Venture Network. Mr. Watson holds a Bachelor of Science in Finance, University of Illinois Champaign - Urbana and a Master's in Business Administration, The Booth School, University of Chicago

Mark dedicates 5 hours per week to World Tree. Mark's primary job is with Potlikker Capital.



Jesus Espinoza
Director of Forestry and Farms

International professional with over 28 years of work experience with a wide range of species and forestry operations in South America, Central America, North America, Asia, and Africa focused on developing robust and innovative solutions to value creation. Strong skills in silviculture management, genetics, biometrics, statistics, harvesting and supply chain logistics. Expertise in quantitative analysis, verifying harvesting projections, reporting of operation results, modeling growth and yield performance, estimation of carbon accounting. Proficiency in SAS, Unscrambler, MS Office, and capability with sophisticated tools for applied forest management.



Thierry Bodson
Climate, Carbon, and Social Impact Programs Manager

Agrologist and environment professional with over 15 years of technical or managerial experience in sustainable agriculture, agroforestry, community development, ecotourism, conservation, and natural systems restoration. Work experience in North America, Latin America, Europe, and Africa. Professionally fluent in French, English, and Spanish.



Jack Matson
Director of Lumber Division

Jack Matson has deep knowledge in manufacturing, marketing and selling lumber in 26 countries and sustainably harvesting hardwood lumber without manufacturing waste.

Jack managed 23,000 acres of his family's land to maximize yield, growth and ROI for an 80-year growth cycle. He was responsible for $40M in annual sales and ran the green lumber buying program ($12M annually).

His family's lumber business is known globally as one of the best for quality and service.

Jack has introduced Empress splendor to his vast network in the lumber industry and is educating people worldwide about the fantastic properties of Empress splendor at trade shows, industry events, manufacturing facilities, lumber yards, sawmills and farms.



Mariana Alfaro
Manager of Latin America

Mariana Alfaro is a biologist with expertise in ecology and sustainable development. She has worked on several conservation and environmental education projects, including Costa Rica's coastal flora conservation project as well as sustainable development work in rural communities in Guanacaste and the Distance State University of Costa Rica.

She has been part of World Tree since 2016. She works tirelessly to bring sustainable growth opportunities to Central America's rural communities.



Andy Norris
Head of USA Forestry and Farms

Andy Norris is a natural resource veteran with 30 years of expertise guiding timber procurement and natural resource management operations in the evolving forest products sector across the U.S. South and Appalachia.

He has a unique combination of expertise in upland and bottomland silviculture, FSC certification, public and private collaborative natural resource projects, forest conservation strategies and forest products negotiation.

Andy is accomplished in building relationships, leading company staff and contractors, manipulating spatial and tabular databases, budgeting and private landowner assistance.

TERMS

World Tree USA LLC

Overview

PRICE PER SHARE
$2.30

VALUATION
$23.57M

DEADLINE
Jan 5, 2023

AMOUNT RAISED
$230,514.55

Breakdown

MIN INVESTMENT
$496.80

OFFERING TYPE
Equity

MAX INVESTMENT
$499,997.00

ASSET TYPE
UNITS

MIN NUMBER OF SHARES OFFERED
4,347

SHARES OFFERED
Series A SE 2022 Units

MAX NUMBER OF SHARES OFFERED
1,521,739

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	**World Tree USA, LLC**
Corporate Address	**2361 Rosecrans Avenue, Suite 475, El Segundo, CA 90245**
Offering Minimum	**$9,998.10**
Offering Maximum	**$3,499,999.70**
Minimum Investment Amount (per investor)	**$497.70**

Terms

Offering Type	**Equity**
Security Name	**Series A SE 2022 Units**
Minimum Number of Shares Offered	**4,347**
Maximum Number of Shares Offered	**1,521,739**
Price per Share	**$2.30**
Pre-Money Valuation	**$23,572,854.10**

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first week and receive 15% bonus units

Early Bird Bonus

Invest within the first 21 days and receive 10% bonus units

Amount-Based:

$500+

1/10 acre of trees planted

Offset 1 year of carbon emissions

Receive 25% (pro-rata) of lumber profits

Impact Certificate

$1,150+

¼ acre of trees planted

Offset 2.5 years of carbon emissions

Receive 25% (pro-rata) of lumber profits

Impact Certificate

$2,300+

½ acre of trees planted

Offset 5 years of carbon emissions

Receive 25% (pro-rata) of lumber profits

Impact Certificate

$4,600+

1 acre of trees planted

Offset 10 years of carbon emissions

Receive 25% (pro-rata) of lumber profits

Impact Certificate

$10,000+

2+ acres of trees planted

Offset 20 years of carbon emissions

Receive 25% (pro-rata) of lumber profits

Impact Certificate

5% bonus units

$25,000+

5+ acres of trees planted

Offset 50+ years of carbon emissions

Receive 25% (pro-rata) of lumber profits

Impact Certificate

Offset Inner Circle Talk with CEO (Doug Willmore)

10% bonus units

Audience-Based:

5% bonus units for existing/previous investors

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among the bonuses based on amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and existing/previous investors' bonus in addition to the aforementioned bonus.*

10% StartEngine Owners' Bonus

World Tree USA, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine members will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Series A SE 2022 Units at $2.30 / unit, you will receive 110 units of Series A SE 2022 Units, meaning you'll own 110 units for $230. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Backer Bonus in addition to the aforementioned bonus.

NEW UPDATES

11.09.22

TODAY: Discover how we're creating a completive position in a $178B hardwood lumber market

The demand for lumber and wood products around the world continues to soar, while supplies of many popular species are rapidly decreasing. This creates an incredible opportunity for fast-growing, sustainable farm-based forestry to fill the void. That's where we come in!

Join us for our webinar today at 1 PM PST: "World Tree 101: Who we are, what we grow and how we are establishing our place in a $178B hardwood lumber market"

Our president Dr Cathy Key will give an introduction to World Tree and our unique approach to growing and marketing sustainable hardwood.

You don't want to miss this opportunity to learn directly from the source how World Tree works, what makes us different and our 10-year plan to established a significant share of the growing market for sustainable hardwood lumber market.

During the webinar we'll cover:

- How the Empress Splendor tree grows so fast - and why that matters
- Invasiveness, mono-cultures and other environmental concerns
- How we find, select and train farmers
- Lumber Market trends and how World Tree is developing our customer base

Register now!

PRESS

Bloomberg Quicktake

Bloomberg Quicktake

The most efficient carbon capture technology might be this tree

View Article

Bloomberg

Bloomberg

We Already Have the World's Most Efficient Carbon Capture Technology

View Article

EARTH SPEED

Earth Speed by Adrian Grenier

Most of us know that modern farming is unsustainable. So what alternatives do we have?

View Article

Show More Press

ALL UPDATES

11.09.22

TODAY: Discover how we're creating a completive position in a $178B hardwood lumber market

The demand for lumber and wood products around the world continues to soar, while supplies of many popular species are rapidly decreasing. This creates an incredible opportunity for fast-growing, sustainable farm-based forestry to fill the void. That's where we come in!

Join us for our webinar today at 1 PM PST: "World Tree 101: Who we are, what we grow and how we are establishing our place in a $178B hardwood lumber market"

Our president Dr Cathy Key will give an introduction to World Tree and our unique approach to growing and marketing sustainable hardwood.

You don't want to miss this opportunity to learn directly from the source how World Tree works, what makes us different and our 10-year plan to established a significant share of the growing market for sustainable hardwood lumber market.

During the webinar we'll cover:

- How the Empress Splendor tree grows so fast - and why that matters
- Invasiveness, mono-cultures and other environmental concerns
- How we find, select and train farmers
- Lumber Market trends and how World Tree is developing our customer base

Register now!

11.08.22

Curious to learn more about World Tree? Join our webinar Wednesday.

World Tree 101: Who we are, what we grow and how we are establishing our place in a $178B market

Join World Tree's president Dr Cathy Key for an introduction to World Tree and our unique approach to growing sustainable hardwood

Wed, Nov 9th at 1 PM PST

You don't want to miss this opportunity to learn directly from the source how World Tree works, what makes us different and our 10-year plan to penetrate the hardwood lumber market.

During the webinar we'll cover:

- How the Empress Splendor grows so fast - and why that matters
- Invasiveness, mono-cultures and other environmental concerns
- How we find, select and train farmers
- Lumber Market trends and how World Tree is developing our customer base

Register now!

11.03.22

Want to learn more about our amazing World tree farmers?

Watch this video to hear directly from some of our American farmers. You'll hear why they became part of our farming program, what they expect to get out of it, and why they would recommend it to other farmers. You might be surprised by some of what they have to say!



These Farmers Are Saving The World
World Tree Farmers
THE BRILLIANT SHEPHERDS OF THE MIRACLE TREE
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You can directly help us support more farmers to grow our eco-lumber by investing in our 2022 investment offering on StartEngine.

Want to know more? Join our president, Dr Cathy Key, one of the founders of the World Tree's Eco-Tree Program for a special webinar. You'll learn more about our company, the farmers and how we are establishing the market for our beautiful Empress lumber.

World Tree 101: Who we are, what we grow and how we are establishing our place in a $178B market

Wed, Nov 9th at 1 PM PT

Find out more and register

11.01.22

Our Community Joins In! | Insider Investment Notice

We're excited to see our community come in and invest in World Tree USA, LLC.

Our Insiders have invested a total of $19,394 into the offering to date!

We hope you join in as well! Invest in World Tree USA, LLC on StartEngine!

Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

10.28.22

World Tree Farmers are our Inspiration!



Our primary business purpose is to grow healthy trees to produce beautiful, versatile hardwood lumber. But our larger purpose includes putting new life into degraded and underutilized farm land, drawing down carbon, and protecting our natural forests. We couldn't do any of this without the care, compassion and savvy of our farmers who are with us every step of the way.

We'd like to introduce you to one World Tree farmer who is a living demonstration of what the Eco-Tree Program is all about. Derek Herman and his family have created an innovative farm system in Northern Guatemala and have put the Empress tree at the centre of their story.

Derek is a trained agricultural engineer and has a clear vision of what he wants for the family land. He was attracted to the Empress Splendor tree for its fast growth. He was also impressed by its ability to be used in intercropping systems and its benefits to cattle.

"Derek and his brother got on a Zoom call with us and showed us their farm design. It was amazing! They called it the 'triangle system' and had teak, cedar and Empress trees growing together in harmony with other crops like corn. This is just the kind of multi-use farm system we love to support," says Dr Cathy Key, World Tree's President.

Over the past two years Derek and his family have planted 350 acres of Empress trees. The area is warm and wet – ideal conditions for the Empress – but things didn't go exactly to plan at first.



Weed control was a problem and in addition the soil was too wet. Survival in some fields was just 50%.

"What we like to see in our farmers is a willingness to listen and to improve. Derek and his family worked closely with our forestry team to find solutions to their problem fields. That included wider spacing in the corn fields, and building a new drainage system in the low-laying areas, "says Cathy.

As part of the Eco-Tree Program, we have a reserve for replacing trees that are lost in the first two years, and we were able to use this to replant in the fields that experienced the losses. The results have been impressive and the trees across the farm are healthy and thriving.

This project is an excellent example agroforestry in Guatemala, a country with one of the highest rates of deforestation in the Americas It lost 21% of its tree cover between 2000 and 2021. The causes are primarily the conversion of forests into cropland and cattle pastures. Derek's farm brings the trees back, and combines them with food crops and cattle, resulting in multiple revenue streams and improving the local ecosystem.

This successful farm has also become an economic driver in the region. "This system will allow us to offer decent work to 25-30 permanent employees in a region where a model of sustainable development is very much needed", says Derek. This is significant in a country where the average small family farm generates only a gross annual income of about $6772 USD.

Derek's family hope to plant another 85 acres next year. That's only possible with the support of this community.

Thank you to all our investors who have made it possible for Derek to realize his vision of a farm where the land, crops and the people thrive together.

If you have not invested yet, please help us reach 100 investors this weekend on StartEngine – we are SO close!

And don't forget to share our campaign with friends and family - the more investors we have, the more trees we can plant, carbon we can sequester, and farmers like Derek we can support.

10.21.22

Voila! A World Tree Customer Story

We're only a few days away before the end of our 'early bird' investment period. If you haven't completed your investment yet, please make sure you jump in before end of day Wednesday the 26th to take advantage of your bonus units!

Note that we've been noticing a few technical glitches on the platform. We're sorry if you've been at the receiving end of those – and if you've found yourself stuck for any reason please reach out for help. You can contact StartEngine directly for support at contact@startengine.com.

The Good Wood – Story of a World Tree Customer

Wood is a beautiful material - everyone loves the look and feel of real wooden furniture. But where does that wood come from? What's it's story?

The photos below are from an installation at the new SEC building on Pearl Street in New York, featuring Empress wood with a very special story. The installation was created by Katrien Van der Schueren, Voila! Creative Studio. She chose Empress wood because she loves the way it looks and feels, it's ease to work with, and better yet, because it comes from a sustainable source.







This installation is not only beautiful, but also demonstrates the versatility of Empress wood. The chairs, the planters, the tables - even the big curvy benches - are all made from Empress wood supplied by World Tree.

> ***"We threw it around, banged on it with a hammer, and dunked it in water. It is a very steady wood. It doesn't bow and doesn't chip. Using Empress reduces the weight of my furniture by 30%. It is now the standard wood for my products and World Tree is my supplier."***
>
> **- Katrien Van der Schueren, Voila! Creative Studio**

But the story doesn't end here. The wood she used in the SEC building also has a very prestigious origin. Most of the wood used came from President Jimmy Carter's Empress farm in Plains, GA.

He planted those trees over 20 years ago and only harvested one or two a year to make furniture. When we found out he had a mature Empress plantation, we partnered with him to harvest those trees. We used the wood to make a series of beautiful guitars, mandolins and ukuleles - our President Carter Legacy Collection. The rest of the wood was put on the market, with Katrien being one of our first customers to enjoy its beauty and versatility.



10.19.22

World Tree is growing - $200k raised in first weeks on StartEngine!

THANK YOU to all the people who have invested in World Tree so far. **We have raised $200,000 in just over a week.** Early investors set the tone for our entire campaign, and your early support means the world to us. Thank you!

Farmers are the heart of our Eco-Tree Program. They lovingly take care of our trees, which represent for them, not just a potential source of revenue, but a way to leave a positive legacy for their family and the planet.

Our goal this year is to plant 1000 new acres of Empress Trees with 50 farmers. These are small family farmers living in the U.S., Mexico, Guatemala and Costa Rica. It is awe-inspiring to think of how our actions here can help farmers in so many different countries.

We can do this! We have an early bird incentive available for another few days. You can help us by investing and/or sharing our story with your community.

Thank you for leading the way.

With Gratitude,

Doug Willmore
CEO, World Tree



10.17.22

World Tree is Live NOW on StartEngine!

Whether you're an existing investor or you're just joining us, I want to welcome you and thank you for being part of the World Tree community.

We created this video on launch day that includes footage from some of our newest farms. I hope you will feel as moved and proud as we are of the kind of difference you are making.


World Tree's Eco-Tree Program launches on Start...
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As Paul Hawken said, **"if you focus on the numbers about climate change you are bound to feel disillusioned - but if you focus on the people, you can't help but be inspired."** We choose to focus on the people. We thank you for being our partners, for getting engaged, and doing anything you can to make a difference alongside us.

Please help us reach our goal to plant 1000+ acres of trees. Share our raise with your friends, family and coworkers: https://www.startengine.com/worldtreeusa

Investors qualify for the the early bird bonus this week!

With Gratitude,

Doug Willmore
CEO, World Tree

Show More Updates

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into World Tree USA LLC.

$496.00

STARTENGINE OWNER'S BONUS

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Select

$500.00

1/10 ACRE OF TREES PLANTED

Offset 1 year of carbon emissions Receive 25% (pro-rata) of lumber profits Impact Certificate

Select

$1,150.00

¼ ACRE OF TREES PLANTED

Offset 2.5 years of carbon emissions Receive 25% (pro-rata) of lumber profits Impact Certificate

Select

$2,300.00

½ ACRE OF TREES PLANTED

Offset 5 years of carbon emissions Receive 25% (pro-rata) of lumber profits Impact Certificate

Select

$4,600.00

1 ACRE OF TREES PLANTED

Offset 10 years of carbon emissions Receive 25% (pro-rata) of lumber profits Impact Certificate

Select

$10,000.00

2+ ACRES OF TREES PLANTED

Offset 20 years of carbon emissions Receive 25% (pro-rata) of lumber profits Impact Certificate 5% bonus units

Select

$25,000.00

5+ ACRES OF TREES PLANTED

Offset 50+ years of carbon emissions Receive 25% (pro-rata) of lumber profits Impact Certificate Offset Inner Circle Talk with CEO (Doug Willmore) 10% bonus units

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PB **Patrick Beamish** 1 INVESTMENTS

6 days ago

How long does this offer stay open, as far as investing? I would like to invest, but I am a little short on funds for the moment.

1 0

SB **Shelly Befumo**

World Tree USA LLC • 2 days ago

Hi Patrick,

This offering will remain open until January 5, 2023.

0

Brett Denaro 3 INVESTMENTS
SE Investor • 18 days ago

I think you would be better off telling investors the truth about the Impress Tree (it is invasive and illegal in Connecticut). Selling it to farmers for logging is a great idea, but no need to make t... Show more

1 0

SB Shelly Befumo
World Tree USA LLC • 2 days ago

Hi Brett, There are many varieties of Paulownia, only one of which
is considered invasive, Paulownia tomentosa, and is on the US Government's invasive species list. World Tree does ... Show more

0

BH BRIAN HARRISON 6 INVESTMENTS
23 days ago

So this is a lumber company not a reforestation company, the trees and intended to use eventually for lumber?

1 0

SB Shelly Befumo
World Tree USA LLC • 20 days ago

Hi Brian, Yes, the trees we plant and grow are for the production of
renewable, hardwood lumber. We plant on degraded and under-utilized farmland, not on forested or formerly ... Show more

0

AS Andreas Stracke 18 INVESTMENTS
SE Investor • 23 days ago

I have a question that follows Erik S's question and your answer. In your pitch you illustrate potential payouts to your investors for an investment of $4600. I won't go into the amount here, bu... Show more

2 1

AS Andreas Stracke 18 INVESTMENTS
SE Investor • 17 days ago

Hi Shelly, thank you very much for your detailed reply. After your answer to Erik S's question, I was a bit concerned about the survival rate of the trees. However, you explained very plausibly, t... Show more

0

View 1 more reply

SK Sean Kaplan
24 days ago

Can these trees survive desert climates?

1 0

SB Shelly Befumo
World Tree USA LLC • 23 days ago

Hi Sean - thank you for your question. No, the trees would not survive the heat and dryness of the desert.

0

ES Erik Schneider
a month ago

What are the survival rates by vintage?

2 0

ES

Erik Schneider
a month ago

More specifically, the survival rate by year for each vintage, because the extrapolating the data above suggests a losing investment.

0

View 1 more reply

FE

Francis Erdman 2 INVESTMENTS
a month ago

Sounds like this is a bond offering, essentially - investors buy bonds (or
equivalent thereof) and that $ is used to plant trees, which, when sold, generate profit split between the company and a share fo... Show more

1 0

SB

Shelly Befumo
World Tree USA LLC • a month ago

Hi Francis, You are correct that this is not a traditional equity offering, in that investors only have rights to share in the profits from a specific crop of trees rather than a share of th... Show more

0

TD

Tim Duda 1 INVESTMENTS
a month ago

Are you a B Corporation? Have you applied for B Corp certification? When do you anticipate getting certification?

1 0

SB

Shelly Befumo
World Tree USA LLC • a month ago

Hi Tim - Great question. We are not a B-Corp. We think this is a great certification, especially for companies that aren't obviously impact focused. We reviewed the paperwork and de... Show more

0

BL

Benjamin Landman 8 INVESTMENTS
a month ago

I would guess seeds or saplings don't cost much. Why would a farmer need to partner with World Tree USA and have to share profits if they can plant these trees on their own?

2 1

BD

Brett Denaro 3 INVESTMENTS
SE Investor • 18 days ago

Read this article (your question is a good one).

https://www.bhg.com/gardening/trees-shrubs-vines/trees/empress-tree/

0

View 1 more reply

JB

Judy Bartley
a month ago

The Pawlonia, aka Empress or Princess tree is a highly invasive species that has to be controlled by eradication. Not a good sustainable source of wood, as it out competes native species. PLEASE DO N... Show more

1 0

SB

Shelly Befumo
World Tree USA LLC • a month ago

Hi Judy, There are many varieties of Paulownia, only one of which is considered invasive, Paulownia tomentosa, and is on the US Government's invasive species list. World Tree does ... Show more

0

Show More Comments

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;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Not many people know this. 50% of the world's lumber still comes from native or natural forests. That 50% needs to come down to 5% maybe at the most.

Farmers have been experiencing a pinch economically for 170 years.

Our forests are under threat. We are not growing trees fast enough to sustain...

So this product that World Tree has brought to us, the Empress Splendor, is quite an innovation.

The program is a partnership between World Tree farmers and our investors. The investors are the fuel for the program. They give us these trees for free. All that we invest in it is our time, our labor, our prayers, and at the harvest of the tree then we'll split the profits with World Tree.

The Empress Splendor tree is one of the fastest-growing trees in the world.

We'll have enough of these trees planted. Not only to offset our carbon footprint. But the carbon footprint for every cattle farmer in Colombia County.

The world is in peril, and World Tree is providing the solution now. They're nature's most efficient CO2 struggle. So we want to plant lots and lots of them.

When we harvest the Empress Splendor tree, after ten years or so, it regrows from the stump. So you get up to six to seven harvests out of just one seedling that you plant and up to 60 or 70 years of truly renewable lumber.

We want to plant a lot of trees. We need a lot of people standing together so that we can make the kind of difference we want to make on this planet.

It's been a great investment opportunity for my investors. When I first looked at this investment two years ago it was the first time, and two years later it continues to be ground-breaking. I still have not seen anything like it.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

OF

WORLD TREE USA, LLC

Dated as of February 4, 2021

TABLE OF CONTENTS

This **SECOND AMENDED AND RESTED OPERATING AGREEMENT** of World Tree USA, LLC, is effective as of February 4, 2021. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in Section 1.1 or Section 13.1.

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

"**Additional Member**" means a Person admitted as a Member of the Company as a result of an issuance of Units to such Person by the Company.

"**Affiliate**" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries' controls, is controlled by or is under common control with the Person in question. As used herein, the term "**Control**" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"**Agreement**" means this Amended and Restated Operating Agreement of World Tree USA, LLC, as it may be amended, modified, supplemented or restated from time to time.

"**Articles of Organization**" means the Articles of Organization of the Company filed with the Secretary of State of the State of Nevada as referenced in Section 2.9, as such Articles of Organization may be amended, supplemented or restated from time to time.

"**Business Day**" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America shall not be regarded as a Business Day.

"**Capital Contribution**" means with respect to any Member, the amount of cash and the initial gross fair market value (as determined by the Manager in its good faith discretion) of any other property contributed or deemed contributed to the capital of the Company by or on behalf of such Member, reduced by the amount of any liability assumed by the Company relating to such property and any liability to which such property is subject.

"**Certificate**" means a certificate in such form as may be adopted by the Manager and issued by the Company, evidencing ownership of one or more Units.

"**Code**" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

"**Commission**" means the United States Securities and Exchange Commission.

"**Company**" means World Tree USA, LLC, a Nevada limited liability company, and any successors thereto.

"**Conflict of Interest**" means (i) any matter that the Manager believes may involve a conflict of interest that is not otherwise addressed by the Company's conflicts of interest policy, or (ii) any transaction that is deemed to be a Principal Transaction.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor thereto.

"**ERISA Member**" means each Member any of the assets of which are subject to Title I of ERISA and/or Code Section 4975 or any regulations promulgated thereunder.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

"**Expenses and Liabilities**" has the meaning assigned to such term in Section 5.4(a).

"**Fee Waiver Period**" has the meaning assigned to such term in Section 4.9.

"**Governmental Entity**" means any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof.

"**Indemnified Person**" means (a) any Person who is or was an officer of the Company, if any, (b) the Manager, together with its officers, directors, members and managers, (c) any Person who is or was serving at the request of the Company as an officer, director, member, manager, partner, tax matters representative, fiduciary or trustee of another Person (including any Subsidiary); *provided*, that a Person shall not be an Indemnified Person by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (d) any Person the Manager designates as an "Indemnified Person" for purposes of this Agreement.

"**Initial Member**" means World Tree Technologies, Inc., a Nevada corporation.

"**Investment Company Act**" means the Investment Company Act of 1940, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

"**Liquidator**" means one or more Persons selected by the Manager to perform the functions described in Section 8.2 as liquidating trustee of the Company, as applicable, within the meaning of the Nevada Act.

"**Manager**" means World Tree Technologies, Inc., a Nevada corporation.

"**Market Price**" means, with respect to the Units bearing a specific Unit Designation on a particular date, (i) the price of the Units qualified by the Securities and Exchange Commission in an offering under Regulation A, or (ii) if the Company has received an appraisal covering the property identified in a Unit Designation, the price as determined by the Manager, which shall be consistent with the appraised value of the property identified in each Unit Designation.

"**Member**" means each member of the Company, including, unless the context otherwise requires, the Initial Member, each Substitute Member and each Additional Member.

"**Merger Agreement**" has the meaning assigned to such term in Section 10.1.

"**NAV**" has the meaning assigned to such term in Section 5.12.

"**Nevada Act**" means Chapter 86 of the Nevada Revised Statutes as amended, supplemented or restated from time to time, and any successor to such statute.

"**NRS Chapter 78**" means the Chapter 78 of the Nevada Revised Statutes, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Offering**" has the meaning assigned to such term in Section 5.1(b).

"**Offering Document**" means, with respect to any class or series of Units, the prospectus, offering circular, offering memorandum, private placement memorandum or other offering document related to the initial offering of such Units, approved by the Manager, including any Offering Statement.

"**Offering Statement**" means an offering statement on Form 1-A filed by the Company with the Commission, pursuant to which the Company has qualified for sale its Units under Regulation A of the Securities Act, as such offering statement may be amended or supplemented from time to time, or such other offering statements that the Company may qualify or register under the Securities Act from time to time; as well as any Form C filed by the Company with the Commission, pursuant to which the Company has offered for sale its Units under Regulation Crowdfunding of the Securities Act, as such Form C may be amended from time to time, or such other Forms C that the Company may file from time to time.

"**Opinion of Counsel**" means a written opinion of counsel (who may be regular counsel to the Company or any of its Affiliates) acceptable to the Manager.

"**Outstanding**" means, with respect to Units, all Units that are issued by the Company and reflected as Outstanding on the Company's books and records as of the date of determination.

"**Person**" means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, Governmental Entity or other entity.

"**Plan of Conversion**" has the meaning assigned to such term in Section 10.1.

"**Plan Member**" means each Member any of the assets of which are subject to any Plan Governing Law.

"**Plan Governing Law**" means any of (a) Title I of ERISA, (b) Code Section 4975 or (c) the provisions of any state, local, non-U.S. or other federal law or regulations applicable to an "employee benefit plan," as defined in Section 3(3) of ERISA, that is not subject to Title I of ERISA (including non-U.S. employee benefit plans and government plans) that are similar to the provisions contained in Title I of ERISA and/or Code Section 4975, but only if the provisions of any such other law or regulation could reasonably be construed to provide that all or a portion of the assets of the Company could be deemed to constitute the assets of such employee benefit plan under such law or regulation by reason of the (direct or indirect) investment by such employee benefit plan in the Company.

"**Principal Transaction**" means any transaction between the Manager, World Tree Technologies, Inc., or any of their respective Affiliates, on the one hand, and the Company or one of its Subsidiaries, on the other hand.

"**Record Date**" means the date established by the Manager, in its discretion, for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Members or entitled to exercise rights in respect of any lawful action of Members or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

"**Record Holder**" or "**holder**" means with respect to any Units, the Person in whose name such Units are registered on the books of the Company (or on the books of any Transfer Agent, if applicable) as of the opening of business on a particular Business Day.

"**Redemption Plan**" has the meaning assigned to such term in Section 4.6.

"**Roll-Up Transaction**" has the meaning assigned to such term in Section 10.6(a).

"**Securities Act**" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute, and the rules and regulations promulgated thereunder.

"**Series A Unit**" means a non-voting membership interest with such rights, powers, and duties as set out in this Agreement or in any unit designation to this Agreement.

"**Series B Unit**" means a voting membership interest with such rights, powers, and duties as set out in this Agreement or in any unit designation to this Agreement.

"**Subsidiary**" means, with respect to any Person or the Company, as of any date of determination, any other Person as to which such Person or the Company owns or otherwise controls, directly or indirectly, more than 50% of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such Person.

"**Substitute Member**" means a Person who is admitted as a Member of the Company as a result of a transfer of Units to such Person.

"**Surviving Business Entity**" has the meaning assigned to such term in Section 10.2(a)(ii).

"**Transfer**" means, with respect to a Unit, a transaction by which the Record Holder of a Unit assigns such Unit to another Person who is or becomes a Member, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

"**Transfer Agent**" means, with respect to any class of Units, such bank, trust company or other Person (including the Company or one of its Affiliates) as shall be appointed from time to time by the Company to act as registrar and transfer agent for such class of Units; *provided* that if no Transfer Agent is specifically designated for such class of Units, the Company shall act in such capacity.

"**Unit**" means a unit of the Company issued by the Company that evidences a Member's rights, powers and duties with respect to the Company pursuant to this Agreement and the Nevada Act. may be issued in different classes or series.

"**Unit Designation**" has the meaning assigned to such term in Section 3.2(b).

"**U.S. GAAP**" means United States generally accepted accounting principles consistently applied.

"**World Tree Platform**" means the online investment platform located at https://worldtree.info/, which is owned and operated by World Tree Technologies, Inc., the Manager of the Company, or any other investment platform utilized by the Company.

Section 1.2. Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) the term "**include**" or "**includes**" means includes, without limitation, and "**including**" means including, without limitation.

ARTICLE II

ORGANIZATION

Section 2.1. Formation. The Company has been formed pursuant to the Nevada Act and the terms of this Agreement, effective upon the filing of the Articles of Organization for the Company with the Nevada Secretary of State. The Members shall execute and acknowledge any and all certificates and instruments and do all filing, recording, and other acts as may be necessary or appropriate to comply with the requirements of the Act relating to the formation, operation, and maintenance of the Company in accordance with the terms of this Agreement.

Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Members and the administration, dissolution and termination of the Company shall be governed by the Nevada Act. All Units shall constitute personal property of the owner thereof for all purposes and a Member has no interest in specific Company property.

Section 2.2. Name. The name of the Company shall be "World Tree USA, LLC". The words "Limited Liability Company", "LLC", or similar words or letters shall be included in the Company's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The business of the Company may be conducted under any other name or names, as determined by the Manager. The Manager may change the name of the Company at any time and from time to time and shall notify the Members of such change in the next regular communication to the Members.

Section 2.3. Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the Manager, the address of the registered office of the Company in the State of Nevada is 4785 Caughlin Parkway, Reno, NV, 89519, and the name of its registered agent at such address is Maupin, Cox & Legoy P.C. The Company may maintain offices at such other place or places within or outside the State of Nevada as the Manager determines to be necessary or appropriate.

Section 2.4. Purposes. The purposes of the Company shall be to (a) promote, conduct or engage in, directly or indirectly, any business, purpose or activity that lawfully may be conducted by a limited liability company organized pursuant to the Nevada Act, (b) acquire, hold and dispose of interests in any corporation, partnership, joint venture, limited liability company, trust or other entity and, in connection therewith, to exercise all of the rights and powers conferred upon the Company with respect to its interests therein, and (c) conduct any and all activities related or incidental to the foregoing purposes.

Section 2.5. Qualification in Other Jurisdictions. The Manager may cause the Company to be qualified or registered in any jurisdiction in which the Company transacts business and shall be authorized to execute, deliver and file any certificates and documents necessary to effect such qualification or registration.

Section 2.6. Powers. The Company shall be empowered to do any and all acts and things necessary and appropriate for the furtherance and accomplishment of the purposes described in Section 2.4.

Section 2.7. Power of Attorney. Each Member hereby constitutes and appoints the Manager and, if a Liquidator shall have been selected pursuant to Section 8.2, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(a) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices:

(i) all certificates, documents and other instruments (including this Agreement and the Articles of Organization and all amendments or restatements hereof or thereof) that the Manager (or the Liquidator) determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Company as a limited liability company in the State of Nevada and in all other jurisdictions in which the Company may conduct business or own property;

(ii) all certificates, documents and other instruments that the Manager or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement;

(iii) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the Manager (or the Liquidator) determines to be necessary or appropriate to reflect the dissolution, liquidation and/or termination of the Company pursuant to the terms of this Agreement;

(iv) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Member pursuant to, or in connection with other events described in, Section 10.6 or Article III, Article IV or Article VIII;

(v) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class of Units issued pursuant to Section 3.2; and

(vi) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Company pursuant to Article X.

(b) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Manager (or the Liquidator) determines to be necessary or appropriate to (i) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Members hereunder or is consistent with the terms of this Agreement or (ii) effectuate the terms or intent of this Agreement; *provided*, that when required by Section 9.2 or any other provision of this Agreement that establishes a percentage of the Members or of the Members of any class or series, if any, required to take any action, the Manager (or the Liquidator) may exercise the power of attorney made in this Section 2.7(b) only after the necessary vote, consent, approval, agreement or other action of the Members or of the Members of such class or series, as applicable.

Nothing contained in this Section 2.7 shall be construed as authorizing the Manager (or the Liquidator) to amend, change or modify this Agreement except in accordance with Article IX or as may be otherwise expressly provided for in this Agreement.

(c) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Member and the transfer of all or any portion of such Member's Units and shall extend to such Member's heirs, successors, assigns and personal representatives. Each such Member hereby agrees to be bound by any representation made by the Manager (or the Liquidator) acting in good faith pursuant to such power of attorney; and each such Member, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Manager (or the Liquidator) taken in good faith under such power of attorney in accordance with this Section 2.7. Each Member shall execute and deliver to the Manager (or the Liquidator) within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the Manager (or the Liquidator) determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Company.

Section 2.8. Term. The term of the Company commenced on the day on which the Articles of Organization was filed with the Secretary of State of the State of Nevada pursuant to the provisions of the Nevada Act. The term of the Company shall be perpetual, unless and until it is dissolved or terminated in accordance with the provisions of Article VIII. The existence of the Company as a separate legal entity shall continue until the cancellation of the Articles of Organization as provided in the Nevada Act.

Section 2.9. Articles of Organization. The Articles of Organization have been filed with the Secretary of State of the State of Nevada as required by the Nevada Act, such filing being hereby confirmed, ratified and approved in all respects. The Manager shall use all reasonable efforts to cause to be filed such other certificates or documents that it determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited liability company in the State of Nevada or any other state in which the Company may elect to do business or own property. To the extent that the Manager determines such action to be necessary or appropriate, the Manager shall direct the appropriate officers to file amendments to and restatements of the Articles of Organization and do all things to maintain the Company as a limited liability company under the laws of the State of Nevada or of any other state in which the Company may elect to do business or own property, and any such officer so directed shall be an "authorized person" of the Company within the meaning of the Nevada Act for purposes of filing any such certificate with the Secretary of State of the State of Nevada. The Company shall not be required, before or after filing, to deliver or mail a copy of the Articles of Organization, any qualification document or any amendment thereto to any Member.

ARTICLE III

MEMBERS AND UNITS

Section 3.1. Members.

(a) A Person shall be admitted as a Member and shall become bound by the terms of this Agreement if such Person purchases or otherwise lawfully acquires any Units and becomes the Record Holder of such Unit in accordance with the provisions of Article III and Article IV hereof. A Person may become a Record Holder without the consent or approval of any of the Members. A Person may not become a Member without acquiring a Unit.

(b) The name and mailing address of each Member shall be listed on the books and records of the Company maintained for such purpose by the Company (or the Transfer Agent, if any). The Manager shall update the books and records of the Company from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

(c) Except as otherwise provided in the Nevada Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Members shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

(d) Unless otherwise provided herein (including, without limitation, in connection with any redemption or repurchase pursuant to Article IV), Members may not be expelled from or removed as Members of the Company. Except in connection with any Redemption Plan established pursuant to Section 4.6, Members shall not have any right to resign from the Company; *provided*, that when a transferee of a Member's Units becomes a Record Holder of such Units, such transferring Member shall cease to be a Member of the Company with respect to the Units so transferred.

(e) Except to the extent expressly provided in this Agreement (including any Unit Designation): (i) no Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution or termination of the Company may be considered as such by law and then only to the extent provided for in this Agreement; (ii) no Member holding any class or series, if any, of any Units of the Company shall have priority over any other Member holding the same class or series of Units either as to the return of Capital Contributions or as to distributions; (iii) no interest shall be paid by the Company on Capital Contributions; and (iv) no Member, in its capacity as such, shall participate in the operation or management of the business of the Company, transact any business in the Company's name or have the power to sign documents for or otherwise bind the Company by reason of being a Member.

(f) Except as may be otherwise agreed between the Company, on the one hand, and a Member, on the other hand, any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company. Neither the Company nor any of the other Members shall have any rights by virtue of this Agreement in any such business interests or activities of any Member.

(g) For the avoidance of doubt, the Manager is not a Member of the Company by virtue of its position as "Manager" of the Company. The Manager will generally not be entitled to vote on matters submitted to the Members, and will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as Manager.

Section 3.2. Authorization to Issue Units.

(a) The Company may issue Units, and options, rights, warrants and appreciation rights relating to Units, for any Company purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Manager shall determine, all without the approval of any Members, notwithstanding any provision of Section 9.1 or Section 9.2. Notwithstanding the foregoing, the price for each Unit being offered pursuant to any Offering Statement shall equal the Market Price. Each Unit shall have the rights and be governed by the provisions set forth in this Agreement and, with respect to additional Units of the Company that may be issued by the Company in one or more classes or series, with such designations, preferences, rights, powers and duties (which may be junior to, equivalent to, or senior or superior to, any existing classes or series of Units of the Company), as shall be fixed by the Manager and reflected in a written action or actions approved by the Manager in compliance with Section 5.1 (each, a "**Unit Designation**"). Except to the extent expressly provided in this Agreement (including any Unit Designation), no Units shall entitle any Member to any preemptive, preferential or similar rights with respect to the issuance of Units.

(b) A Unit Designation (or any resolution of the Manager amending any Unit Designation) shall be effective when a duly executed original of the same is delivered to the Manager for inclusion among the permanent records of the Company, and shall be annexed to, and constitute part of, this Agreement. Unless otherwise provided in the applicable Unit Designation, the Manager may at any time increase or decrease the amount of Units of any class or series, but not below the number of Units of such class or series then Outstanding.

(c) Unless otherwise provided in the applicable Unit Designation, if any, the Company is authorized to issue an unlimited number of Units. All Units issued pursuant to, and in accordance with the requirements of, this Article III shall be validly issued Units in the Company, except to the extent otherwise provided in the Nevada Act or this Agreement (including any Unit Designation).

(d) The Manager may, without the consent or approval of any Members, amend this Agreement and make any filings under the Nevada Act or otherwise to the extent the Manager determines that it is necessary or desirable in order to effectuate any issuance of Units pursuant to this Article III, including, without limitation, an amendment of Section 3.2(c).

Section 3.3. Certificates.

(a) Notwithstanding anything otherwise to the contrary herein, unless the Manager shall determine otherwise in respect to any class or portion of each class of Units of the Company, Units shall not be evidenced by certificates. Certificates that may be issued shall be executed on behalf of the Company by the Manager. No Certificate representing Units shall be valid for any purpose until it has been countersigned by the Transfer Agent, if any. Any or all of the signatures required on the Certificate may be by facsimile or other electronic communication. If the Manager or Transfer Agent who shall have signed or whose facsimile or other electronic signature shall have been placed upon any such Certificate shall have ceased to be the Manager or Transfer Agent before such Certificate is issued by the Company, such Certificate may nevertheless be issued by the Company with the same effect as if such Person were the Manager or Transfer Agent at the date of issue. Certificates for each class of Units shall be consecutively numbered and shall be entered on the books and records of the Company as they are issued and shall exhibit the holder's name and number and type of Units.

(b) If any mutilated Certificate is surrendered to the Transfer Agent, if any, or to the Company, the Manager on behalf of the Company shall execute, and the Transfer Agent, if any, shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and class or series of Units as the Certificate so surrendered. The Manager on behalf of the Company shall execute, and the Transfer Agent shall countersign and deliver, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate: (i) makes proof by affidavit, in form and substance satisfactory to the Company, that a previously issued Certificate has been lost, destroyed or stolen; (ii) requests the issuance of a new Certificate before the Company has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim; (iii) if requested by the Company, delivers to the Company a bond, in form and substance satisfactory to the Company, with surety or sureties and with fixed or open penalty as the Company may direct to indemnify the Company and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and (iv) satisfies any other reasonable requirements imposed by the Company. If a Member fails to notify the Company within a reasonable time after he or she has notice of the loss, destruction or theft of a Certificate, and a transfer of the Units represented by the Certificate is registered before the Company or the Transfer Agent receives such notification, the Member shall be precluded from making any claim against the Company or the Transfer Agent for such transfer or for a new Certificate. As a condition to the issuance of any new Certificate under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 3.4. Record Holders. The Company shall be entitled to recognize the Record Holder as the owner of a Unit and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such

Unit on the part of any other Person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation or guideline. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Units, as between the Company on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Units.

Section 3.5. Registration and Transfer of Units. Subject to the restrictions on transfer and ownership limitations contained below:

(a) The Company shall keep or cause to be kept on behalf of the Company a register that will provide for the registration and transfer of Units. Unless otherwise provided in any Unit Designation, a Transfer Agent may, in the discretion of the Manager or as otherwise required by the Exchange Act, be appointed registrar and transfer agent for the purpose of registering Units and transfers of such Units as herein provided. Upon surrender of a Certificate for registration of transfer of any Units evidenced by a Certificate, the Manager shall execute and deliver, and in the case of Units, the Transfer Agent, if any, shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the Record Holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Units as were evidenced by the Certificate so surrendered; *provided*, that a transferor shall provide the address, facsimile number and email address for each such transferee as contemplated by Section 12.1.

(b) The Company shall not recognize any transfer of Units until the Certificates evidencing such Units, if any, are surrendered for registration of transfer. No charge shall be imposed by the Company for such transfer; *provided*, that as a condition to the issuance of any new Certificate, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

(c) In the event that the Units are not evidenced by a Certificate, the Company shall not recognize any transfer of Units until it has received written documentation that the Manager, in its sole discretion, determines is sufficient to evidence the transfer of such Units.

(d) By acceptance of the transfer of any Unit, each transferee of a Unit (including any nominee holder or an agent or representative acquiring such Unit for the account of another Person) (i) shall be admitted to the Company as a Substitute Member with respect to the Units so transferred to such transferee when any such transfer or admission is reflected in the books and records of the Company, (ii) shall be deemed to agree to be bound by the terms of this Agreement, (iii) shall become the Record Holder of the Units so transferred, (iv) grants powers of attorney to the Manager and any Liquidator of the Company, as specified herein, and (v) makes the consents and waivers contained in this Agreement. The transfer of any Units and the admission of any new Member shall not constitute an amendment to this Agreement.

Section 3.6. Splits and Combinations.

(a) Subject to Section 3.2 and Article IV, and unless otherwise provided in any Unit Designation, the Company may make a *pro rata* distribution of Units of any class or series of Units to all Record Holders of such class or series of Units, or may effect a subdivision or combination of Units of any class or series of Units, in each case, on an equal per-Unit basis and so long as, after any such event, any amounts calculated on a per-Unit basis or stated as a number of Units are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Units is declared, the Manager shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The Manager also may cause a firm of independent public accountants selected by it to calculate the number of Units to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Manager shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Company may issue Certificates to the Record Holders of Units as of the applicable Record Date representing the new number of Units held by such Record Holders, or the Manager may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Units Outstanding, the Company shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

Section 3.7. ERISA. The Manager intends to limit the equity participation by "benefit plan investors" (as defined in Section 3(42) of ERISA) in the Company so that it is less than twenty-five percent (25%) of each class of equity interest in the Company (determined in accordance with the Plan Assets Regulation, including disregarding any holdings of Manager Affiliates, to the extent so required).

Section 3.8. Agreements. The rights of all Members and the terms of all Units are subject to the provisions of this Agreement (including any Unit Designation).

ARTICLE IV

DISTRIBUTIONS AND REDEMPTIONS

Section 4.1. Distributions to Record Holders.

(a) Subject to the applicable provisions of the Nevada Act and except as otherwise provided herein, the Manager may, in its sole discretion, at any time and from time to time, declare, make and pay distributions of cash or other assets of the Company to the Members. Subject to the terms of any Unit Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Units of the Company), distributions shall be paid to the holders of Units on an equal per-Unit basis as of the Record Date selected by the Manager. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to any Member on account of its interest in the Company if such distribution would violate the Nevada Act or other applicable law.

(b) Notwithstanding Section 4.1(a), in the event of the termination and liquidation of the Company, all distributions shall be made in accordance with, and subject to the terms and conditions of, Section 8.3(a).

(c) Each distribution in respect of any Units of the Company shall be paid by the Company, directly or through its Transfer Agent, if any, or through any other Person or agent, only to the Record Holder of such Units as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Company's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 4.2. Distributions in Kind. Subject to the terms of any Unit Designation or to the preferential rights, if any, of holders of any other class of Units, the Company may declare and pay distributions to holders of Units that consist of (1) Units and/or (2) other securities or assets held by the Company or any of its subsidiaries.

Section 4.3. Valuations of In-Kind Distributions. In the case of distributions of Units, the value of the Units included in such distribution will be calculated based on the Market Price per Unit at the time of the distribution payment date. In the case of distributions of other securities of the Company, the value of such securities included in such distribution will be determined by the Manager in good faith.

Section 4.4. Redemption in Connection with ERISA. Notwithstanding any provision contained herein to the contrary, upon demand by the Manager, the Company shall redeem any or all of the Units held by any Plan Member if either the Plan Member or the Manager shall obtain an Opinion of Counsel to the effect that it is more likely than not that all or any portion of the assets of the Company constitute "plan assets" of the Plan Member for the purposes of the applicable Plan Governing Law to substantially the same extent as if owned directly by the Plan Member. Such partial or whole redemption shall be effective ninety (90) days after the delivery of such Opinion of Counsel, unless the Manager shall have selected an earlier effective date. Each Plan Member shall only be redeemed by the Company pursuant to this Section 4.4 to the extent necessary in order to avoid the assets of the Company constituting assets of the Plan Member for the purposes of the applicable Plan Governing Law and the Manager shall cause any such redemption to be made among all Plan Members with respect to which the basis for redemption is applicable in a manner determined by the Manager in its sole discretion. The redemption price for any Units redeemed pursuant to this Section 4.4 will be the Market Price per Unit.

Section 4.5. Personal Conduct Repurchase Right.

(a) In the event that a Member fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Manager in its sole, but good faith, discretion, the Manager may elect, at its sole discretion, to cause the Company to repurchase all, but not less than all, of the Units held by such Member.

(b) In the event that the Manager elects to cause the Company to repurchase any Units pursuant to this Section 4.5, the Company shall, within fifteen (15) business days of the Manager's election, send written notice to the applicable Member stating that the Company is exercising its right to repurchase such Units pursuant to Section 4.5 of this Agreement.

(c) In connection with any repurchase by the Company of Units pursuant to this Section 4.5, the purchase price paid to the applicable Member shall be equal to the Market Price per Unit. Any purchase price paid pursuant to this Section 4.5 shall be delivered to the applicable Member within 15 business days after the notice specified in Section 4.5(b) above is delivered to such Member. Any Units repurchased pursuant to this Section 4.5 will cease to accrue distributions or have voting rights and will not be treated as outstanding, and the applicable Member will cease to be a member of the Company, as of the date that the purchase price is delivered to the applicable Member.

Section 4.6. Redemption Plan. The Manager may, in its sole discretion and to the fullest extent permitted by applicable laws and regulations, cause the Company to establish a redemption plan (a "**Redemption Plan**"), pursuant to which a Member may request that the Company redeem all or any portion of their Units, subject to the terms, conditions and restrictions of the Redemption Plan. In its sole discretion and to the fullest extent permitted by applicable laws and regulations, the Manager may set the terms, conditions and restrictions of any Redemption Plan and may amend, suspend, or terminate any such Redemption Plan at any time for any reason. The Manager may also, in its sole discretion and to the fullest extent permitted by applicable laws and regulations, decline any particular redemption request made pursuant to a Redemption Plan.

Section 4.7. Payment of Taxes. If any person exchanging a certificate representing Units wants the Company to issue a certificate in a different name than the registered name on the old certificate, or if any person wants the Company to change the name of the Record Holder for a Unit or Units, that person must pay any transfer or other taxes required by reason of the issuance of the certificate in another name, or by reason of the change to the Company register, or establish, to the satisfaction of the Company or its agent, that the tax has been paid or is not applicable.

Section 4.8. Absence of Certain Other Rights. Other than pursuant to Section 4.6 or to the terms of any Unit Designation, holders of Units shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any securities of the Company and no preferential rights to distributions.

Section 4.9 State Law Limitation on Distributions; Liability for Repayment. The Members acknowledge and agree that pursuant to Section 86.343 the Nevada Act, a member of a limited liability company who receives a distribution from a limited liability company is liable for a period of three (3) years following such distribution (unless an action to recover the distribution from the member is commenced before the expiration of the 3-year period following the distribution) to return the distribution to the limited liability company if it is determined, with certain exceptions, that as of the date of the distribution and after taking into account the amount of the distribution, the liabilities of the limited liability company exceeded the fair value of the assets of the limited liability company. The Manager does not intend to make a distribution to the Members if any such distribution would be required to be returned by the Members in accordance with the foregoing. However, there may be circumstances in which claims of creditors may have been unanticipated or the extent of such claims may have been difficult to calculate and, accordingly, the Members are aware that there may be circumstances in which distributions from the Company may be required to be repaid to the Company by distributee Members.

ARTICLE V

MANAGEMENT AND OPERATION OF BUSINESS

Section 5.1. Power and Authority of the Manager. Except as otherwise expressly provided in this Agreement, the power to direct the management, operation and policies of the Company shall be vested in the Manager. The Manager shall have the power to delegate any or all of its rights and powers to manage and control the business and affairs of the Company to such officers, employees, Affiliates, agents and representatives of the Manager or the Company as it may deem appropriate. The Manager and its officers and directors shall constitute "managers" within the meaning of the Nevada Act. Except as otherwise specifically provided in this Agreement, no Member, by virtue of its status as such, shall have any management power over the business and affairs of the Company or actual or apparent authority to enter into, execute or deliver contracts on behalf of, or to otherwise bind, the Company. Except as otherwise specifically provided in this Agreement, the authority and functions of the Manager with respect to the management of the business of the Company, on the one hand, and its officers and agents, on the other hand, shall be identical to the authority and functions of the board of directors and officers, respectively, of a corporation organized under NRS Chapter 78. In addition to the powers that now or hereafter can be granted to managers under the Nevada Act and to all other powers granted under any other provision of this Agreement, the Manager shall have full power and authority to do, and to direct its officers and agents to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company, to exercise all powers set forth in Section 2.6 and to effectuate the purposes set forth in Section 2.4. Without in any way limiting the foregoing, the Manager shall, either directly or by engaging its officers, Affiliates, agents or third parties, perform the following duties:

(a) Asset Acquisition and Operations Services. The Manager shall:

(i) approve and oversee the Company's overall operations and strategy, which will consist of elements such as asset selection criteria, diversification strategies, operation of assets, and asset disposition strategies;

(ii) serve as the Company's investment and financial manager with respect to acquiring, investing in and managing assets;

(iii) undertake the formation of subsidiary entities to hold title to particular assets;

(iv) approve joint ventures, limited partnerships and other such relationships with third parties;

(v) approve any potential liquidity transaction;

(vi) obtain market research and economic and statistical data in connection with the Company's objectives and policies;

(vii) oversee and conduct due diligence processes related to acquisition of assets;

(viii) prepare reports and documentation regarding assets that include supporting documentation necessary for preparation of any offering statement; and

(ix) negotiate and execute acquisitions and other transactions.

(b) Offering Services. The Manager shall manage and supervise:

(i) the development of any offering of Units that is qualified or registered with the Commission (an "**Offering**"), including the Company's offerings pursuant to Regulation A, including the determination of the specific terms of the securities to be offered by the Company, preparation of all offering and related documents, and obtaining all required regulatory approvals of such documents;

(ii) the preparation and approval of all marketing materials to be used by the Company or others relating to an Offering;

(iii) the negotiation and coordination of the receipt, collection, processing, and acceptance of subscription agreements, commissions, and other administrative support functions;

(iv) the creation and implementation of various technology and electronic communications related to an Offering; and

(v) all other services related to an Offering.

(c) Asset Management Services. The Manager shall:

(i) investigate, select, and, on behalf of the Company, engage and conduct business with such persons as the Manager deems necessary to the proper performance of its obligations hereunder, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by the Manager necessary or desirable for the performance of any of the foregoing services;

(ii) monitor applicable markets and obtain reports (which may be prepared by the Manager or its Affiliates) where appropriate, concerning the value of the assets of the Company;

(iii) monitor and evaluate the performance of the assets of the Company, provide daily management services to the Company and perform and supervise the various management and operational functions related to the Company's investments;

(iv) formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of assets on an overall portfolio basis; and

(v) coordinate and manage relationships between the Company and any joint venture partners.

(d) Accounting and Other Administrative Services. The Manager shall:

(i) manage and perform the various administrative functions necessary for the day-to-day operations of the Company;

(ii) provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to the Company's business and operations;

(iii) provide financial and operational planning services and portfolio management functions;

(iv) maintain accounting data and any other information concerning the activities of the Company as shall be required to prepare and file all periodic financial reports and returns required to be filed with the Commission and any other regulatory agency, including annual financial statements;

(v) maintain all appropriate books and records of the Company;

(vi) oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

(vii) make, change, and revoke such tax elections on behalf of the Company as the Manager deems appropriate, including, without limitation, making an election to be classified as an association taxable as a corporation for U.S. federal income tax purposes;

(viii) supervise the performance of such ministerial and administrative functions as may be necessary in connection with the daily operations of the Company;

(ix) provide the Company with all necessary cash management services;

(x) manage and coordinate with the Transfer Agent (if any) the process of making distributions and payments to Members;

(xi) evaluate and obtain adequate insurance coverage based upon risk management determinations;

(xii) provide timely updates related to the overall regulatory environment affecting the Company, as well as managing compliance with regulatory matters;

(xiii) evaluate the corporate governance structure of the Company and appropriate policies and procedures related thereto; and

(xiv) oversee all reporting, record keeping, internal controls and similar matters in a manner to allow the Company to comply with applicable law.

(e) Unit holder Services. The Manager shall:

(i) determine the Company's distribution policy and authorize distributions from time to time;

(ii) approve amounts available for redemptions of the Units;

(iii) manage communications with Members, including answering phone calls, preparing and sending written and electronic reports and other communications; and

(iv) establish technology infrastructure to assist in providing Member support and services.

(f) Financing Services. The Manager shall:

(i) identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;

(ii) negotiate terms of, arrange and execute financing agreements;

(iii) manage relationships between the Company and its lenders, if any; and

(iv) monitor and oversee the service of the Company's debt facilities and other financings, if any.

(g) Disposition Services. The Manager shall:

(i) evaluate and approve potential asset dispositions, sales, or liquidity transactions; and

(ii) structure and negotiate the terms and conditions of transactions pursuant to which the assets of the Company may be sold.

Section 5.2. Term and Removal of the Manager.

(a) The Manager will serve as manager for an indefinite term, but the Manager may be removed by the Company, or may choose to withdraw as manager, under certain circumstances. In the event of the removal or withdrawal of the Manager, the Manager will cooperate with the Company and take all reasonable steps to assist in making an orderly transition of the management function.

(b) The Manager may assign its rights under this Agreement in its entirety or delegate certain of its duties under this Agreement to any of its Affiliates without the approval of the Members so long as the Manager remains liable for any such Affiliate's performance, and if such assignment or delegation does not require the Company's approval under the Investment Company Act. The Manager may withdraw as the Company's manager if the Company becomes required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event. The Manager shall determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

(c) The Members shall have the power to remove the Manager for "cause" upon the affirmative vote or consent of the holders of two-thirds (2/3) of the then issued and Outstanding Series B Units. If the Manager is removed for "cause" pursuant to this Section 5.2(c), the Members shall have the power to elect a replacement Manager upon the affirmative vote or consent of the holders of a majority of the then issued and Outstanding Units. For purposes of this Section 5.2(c), "**cause**" is defined as:

(i) the Manager's continued breach of any material provision of this Agreement following a period of 30 days after written notice thereof (or 60 days after written notice of such breach if the Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

(ii) the commencement of any proceeding relating to the bankruptcy or insolvency of the Manager, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;

(iii) the Manager committing fraud against the Company, misappropriating or embezzling its funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under this Agreement; *provided, however*, that if any of these actions is caused by an employee, personnel and/or officer of the Manager or one of its Affiliates and the Manager (or such Affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of the Manager's actual knowledge of its commission or omission, then the Manager may not be removed; or

(iv) the dissolution of the Manager.

Unsatisfactory financial performance of the Company does not constitute "cause" under this Agreement.

Section 5.3. Determinations by the Manager. Except as may otherwise be required by law, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the Manager consistent with this Agreement, shall be final and conclusive and shall be binding upon the Company and every holder of Units: the amount of the net income of the Company for any period and the amount of assets at any time legally available for the payment of distributions or redemption of Units; the amount of paid-in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any class or series of Units; the fair value, or any sale, bid or asked price to be applied in determining the fair value of any asset owned or held by the Company or of any Units; the number of Units of any class or series of the Company; any matter relating to the acquisition, holding and disposition of any assets by the Company; the evaluation of any competing interests among the Company and its Affiliates and the resolution of any such conflicts of interests; or any other matter relating to the business and affairs of the Company or required or permitted by applicable law, this Agreement or otherwise to be determined by the Manager.

Section 5.4. Exculpation, Indemnification, Advances and Insurance.

(a) Subject to other applicable provisions of this Article V, to the fullest extent permitted by applicable law, the Indemnified Persons shall not be liable to the Company, any Subsidiary of the Company, any officer of the Company or a Subsidiary, or any Member or any holder of any equity interest in any Subsidiary of the Company, for any acts or omissions by any of the Indemnified Persons arising from the exercise of their rights or performance of their duties and obligations in connection with the Company, this Agreement or any investment made or held by the Company, including with respect to any acts or omissions made while serving at the request of the Company as an officer, director, member, partner, tax matters representative, fiduciary or trustee of another Person or any employee benefit plan. The Indemnified Persons shall be indemnified by the Company to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the Company and counsel fees and disbursements on a solicitor and client basis) (collectively, "**Expenses and Liabilities**") arising from the performance of any of their duties or obligations in connection with their service to the Company or this Agreement, or any Subsidiary of the Company, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such Person may hereafter be made party by reason of being or having been a manager of the Company under Nevada law, a director or officer of the Company or any Subsidiary of the Company or the Manager, or an officer, director, member, partner, tax matters representative, fiduciary or trustee of another Person or any employee benefit plan at the request of the Company. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnified Person, pursuant to a loan guaranty or otherwise, for any indebtedness of the Company or any Subsidiary of the Company (including any indebtedness which the Company or any Subsidiary of the Company has assumed or taken subject to), and the Manager (and its officers) are hereby authorized and empowered, on behalf of the Company, to enter into one or more indemnity agreements consistent with the provisions of this Section 5.4 in favor of any Indemnified Person having or potentially having liability for any such indebtedness. It is the intention of this Section 5.4(a) that the Company indemnify each Indemnified Person to the fullest extent permitted by law.

(b) The provisions of this Agreement, to the extent they restrict the duties and liabilities of an Indemnified Person otherwise existing at law or in equity, including Section 5.6, are agreed by each Member to modify such duties and liabilities of the Indemnified Person to the extent permitted by law.

(c) Any indemnification under this Section 5.4 (unless ordered by a court) shall be made by the Company unless the Manager determines in the specific case that indemnification of the Indemnified Person is not proper in the circumstances because such person has not met the applicable standard of conduct set forth in Section 5.4(a). Such determination shall be made in good faith by the Manager. To the extent, however, that an Indemnified Person has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such Indemnified Person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such Indemnified Person in connection therewith, notwithstanding an earlier determination by the Manager that the Indemnified Person had not met the applicable standard of conduct set forth in Section 5.4(a).

(d) Notwithstanding any contrary determination in the specific case under Section 5.4(c), and notwithstanding the absence of any determination thereunder, any Indemnified Person may apply to any court of competent jurisdiction in the State of Nevada for indemnification to the extent otherwise permissible under Section 5.4(a). The basis of such indemnification by a court shall be a determination by such court that indemnification of the Indemnified Person is proper in the circumstances because such Indemnified Person has met the applicable standards of conduct set forth in Section 5.4(a). Neither a contrary determination in the specific case under Section 5.4(c) nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the Indemnified Person seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5.4(d) shall be given to the Company promptly upon the filing of such application. If successful, in whole or in part, the Indemnified Person seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

(e) To the fullest extent permitted by law, expenses (including attorneys' fees) incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company as authorized in this Section 5.4.

(f) The indemnification and advancement of expenses provided by or granted pursuant to this Section 5.4 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this Agreement, or any other agreement, determination of the Manager, vote of Members or otherwise, and shall continue as to an Indemnified Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnified Person unless otherwise provided in a written agreement with such Indemnified Person or in the writing pursuant to which such Indemnified Person is indemnified, it being the policy of the Company that indemnification of the persons specified in Section 5.4(a) shall be made to the fullest extent permitted by law. The provisions of this Section 5.4 shall not be deemed to preclude the indemnification of any person who is not specified in Section 5.4(a) but whom the Company has the power or obligation to indemnify under the provisions of the Nevada Act.

(g) The Company may, but shall not be obligated to, purchase and maintain insurance on behalf of any Person entitled to indemnification under this Section 5.4 against any liability asserted against such Person and incurred by such Person in any capacity to which they are entitled to indemnification hereunder, or arising out of such Person's status as such, whether or not the Company would have the power or the obligation to indemnify such Person against such liability under the provisions of this Section 5.4.

(h) The indemnification and advancement of expenses provided by, or granted pursuant to, this Section 5.4 shall, unless otherwise provided when authorized or ratified, shall inure to the benefit of the heirs, executors and administrators of any person entitled to indemnification under this Section 5.4.

(i) The Company may, to the extent authorized from time to time by the Manager, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company and to the employees and agents of any Company Subsidiary or Affiliate similar to those conferred in this Section 5.4 to Indemnified Persons.

(j) If this Section 5.4 or any portion of this Section 5.4 shall be invalidated on any ground by a court of competent jurisdiction the Company shall nevertheless indemnify each Indemnified Person as to expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, including a grand jury proceeding or action or suit brought by or in the right of the Company, to the full extent permitted by any applicable portion of this Section 5.4 that shall not have been invalidated.

(k) Each of the Indemnified Persons may, in the performance of his, her or its duties, consult with legal counsel and accountants, and any act or omission by such Person on behalf of the Company in furtherance of the interests of the Company in good faith in reliance upon, and in accordance with, the advice of such legal counsel or accountants will be full justification for any such act or omission, and such Person will be fully protected for such acts and omissions; *provided* that such legal counsel or accountants were selected with reasonable care by or on behalf of the Company.

(l) An Indemnified Person shall not be denied indemnification in whole or in part under this Section 5.4 because the Indemnified Person had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(m) Any liabilities which an Indemnified Person incurs as a result of acting on behalf of the Company (whether as a fiduciary or otherwise) in connection with the operation, administration or maintenance of an employee benefit plan or any related trust or funding mechanism (whether such liabilities are in the form of excise taxes assessed by the Internal Revenue Service, penalties assessed by the Department of Labor, restitutions to such a plan or trust or other funding mechanism or to a participant or beneficiary of such plan, trust or other funding mechanism, or otherwise) shall be treated as liabilities indemnifiable under this Section 5.4, to the maximum extent permitted by law.

(n) The directors and officers of the Manager shall, in the performance of his or her duties, be fully protected in relying in good faith upon the records of the Company and on such information, opinions, reports or statements presented to the Company by any of the officers or employees of the Company or the Manager or by any other Person as to matters the director or officer of the Manager reasonably believes are within such other Person's professional or expert competence.

(o) Any amendment, modification or repeal of this Section 5.4 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of or other rights of any Indemnified Person under this Section 5.4 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted and provided such Person became an Indemnified Person hereunder prior to such amendment, modification or repeal.

Section 5.5. Duties of the Manager and its Officers and Directors.

(a) Except as otherwise expressly provided in this Agreement, including Section 5.6, or required by the Nevada Act, (i) the duties and obligations owed to the Company by the Manager and its officers and directors shall be the same as the duties and obligations owed to a corporation organized under NRS Chapter 78 by its officers and directors, respectively, and (ii) the duties and obligations owed to the Members by the Manager and its officers and directors shall be the same as the duties and obligations owed to the stockholders of a corporation under the NRS Chapter 78 by its officers and directors, respectively.

(b) The Manager shall have the right to exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it thereunder either directly or by or through its duly authorized officers, and the Manager shall not be responsible for the misconduct or negligence on the part of any such officer duly appointed or duly authorized by the Manager in good faith.

Section 5.6. Standards of Conduct and Modification of Duties of the Manager. Notwithstanding anything to the contrary herein or under any applicable law, the Manager, in exercising its rights hereunder in its capacity as the manager of the Company, shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company or any Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the Nevada Act or under any other applicable law or in equity. To the maximum extent permitted by applicable law, the Manager shall not have any duty (including any fiduciary duty) to the Company, the Members or any other Person, including any fiduciary duty associated with self-dealing or corporate opportunities, all of which are hereby expressly waived; *provided* that this Section 5.6 shall not in any way reduce or otherwise limit the specific obligations of the Manager expressly provided in this Agreement or in any other agreement with the Company and such other obligations, if any, as are required by applicable laws. Notwithstanding the foregoing, nothing contained in this Section 5.6 or elsewhere in this Agreement shall constitute a waiver by any Member of any of its legal rights under applicable U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.

Section 5.7. Outside Activities. It shall be deemed not to be a breach of any duty (including any fiduciary duty) or any other obligation of any type whatsoever of the Manager or its officers and directors or Affiliates of the Manager or its officers and directors (other than any express obligation contained in any agreement to which such Person and the Company or any Subsidiary of the Company are parties) to engage in outside business interests and activities in preference to or to the exclusion of the Company or in direct competition with the

Company; *provided* the Manager or such officer, director or Affiliate does not engage in such business or activity as a result of or using confidential information provided by or on behalf of the Company to the Manager or such officer, director or Affiliate. Neither the Manager nor its officers and directors shall have any obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Company that may become available to Affiliates of the Manager or its officers and directors.

Section 5.8. Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any authorized contracts on behalf of the Company, and such Person shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. Each Member hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Manager or any officer in connection with any such dealing. In no event shall any Person dealing with the Manager or any of its officers or representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Manager or any officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company by the Manager or any officer or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company.

Section 5.9. Certain Conflicts of Interest. Except as may be provided herein or as otherwise addressed by the Company's conflicts of interest policies, the Company may not engage in any transaction involving a Conflict of Interest without first submitting such transaction to the Manager for approval to determine whether such transaction is fair and reasonable to the Company and the Members; *provided*, *however*, that the Company may not purchase assets from World Tree COP Inc., or its Affiliates without a determination by the Manager that such transaction is fair and reasonable to the Company and at a price to the Company that is not materially greater than the cost of the asset to World Tree COP Inc., or its Affiliate, as applicable. The resolution of any Conflict of Interest approved by the Manager shall be conclusively deemed to be fair and reasonable to the Company and the Members and not a breach of any duty hereunder at law, in equity or otherwise. Notwithstanding the above, to the extent required by applicable law, any transaction involving certain Conflicts of Interest shall be subject to review and approval by the Manager.

Section 5.10. Fees Payable to the Manager or its Affiliates. The Manager or its Affiliates shall be entitled to receive any fees for the management of the assets as set forth in any Unit Designation of the Company. The Manager or its Affiliates, in their sole discretion may defer or waive any fee payable to it under this Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

Section 5.11. Reimbursement of Expenses. The Company shall pay or reimburse the Manager and its Affiliates for the following:

(a) *Formation Expenses*. All third-party charges and out-of-pocket costs and expenses (collectively, "**Formation Expenses**") incurred by the Company, the Manager and its Affiliates in connection with the formation of the Company, the offering of Units, and the admission of investors in the Company, including, without limitation, travel, legal, accounting, filing, advertising and all other expenses incurred in connection with the offer and sale of interests in the Company.

(b) *Operating Expenses*. All third party charges and out-of-pocket costs and expenses incurred by the Manager or its Affiliate that are related to the operations of the Company, including, without limitation, those related to (i) accounting, auditing, tax return preparation, financial reporting, and legal services, and insurance, including without limitation to protect the Company, the Manager, its Affiliates, and Members in connection with the performance of activities related to Company, (ii) the Company's indemnification of the

Indemnified Parties pursuant to this Agreement, (iii) litigation, (iv) borrowings of the Company, (v) liquidating the Company, (vi) any taxes, fees or other governmental charges levied against the Company and all expenses incurred in connection with any tax audit, investigation, settlement or review of the Company, and (viii) the costs of any third parties retained to provide services to Company.

The Company shall not be required to pay, and the Manager shall not be entitled to reimbursement for, (i) ordinary and usual office overhead expenses of the Manager or any of its Affiliates (including rent, etc.), (ii) salaries or other compensation of the employees of the Manager or any of its Affiliate, or (iii) expenses of the Manager's or any of its Affiliate's registration as an investment adviser or other compliance with the U.S. Investment Advisers Act of 1940, as amended, or any corresponding state law. It is acknowledged that, concurrently with the formation of the Company, the Manager may form other entities that will have similar real estate acquisition strategies to the Company. Formation Expenses of the Company and corresponding expenses relating to such vehicles shall be allocated among the Company and such vehicles in such manner as the Manager deems equitable. Each Member other than Affiliates of the Manager shall be solely responsible for all costs and expenses incurred by such Member in considering and maintaining an investment in the Company, including any legal, accounting, advisory or other costs.

Section 5.12. Determination of Net Asset Value. On a periodic basis not less than once per year, the Manager shall cause the Company's accountants to calculate the Company's net asset value ("**NAV**") using a process that reflects, among other matters, (1) estimated values of each of the Company's assets, including related liabilities; (2) accruals of monthly or other periodic distributions, and (3) estimates of monthly accruals, on a net basis, of the Company's operating revenues, expenses and fees.

The Manager may, in its discretion, retain an independent valuation expert to provide annual valuations of the assets, including related liabilities, to be set forth in individual appraisal reports of the underlying assets, and to update such reports if the Manager, in its discretion, determines that a material event has occurred the may materially affect the value of the Company's assets and investments, including related liabilities.

ARTICLE VI

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 6.1. Records and Accounting. The Manager shall keep or cause to be kept at the principal office of the Company appropriate books and records with respect to the business of the Company, including all books and records necessary to provide to the Members any information required to be provided pursuant to this Agreement. Any books and records maintained by or on behalf of the Company in the regular course of its business, including the record of the Members, books of account and records of Company proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; *provided*, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Company shall be maintained, for tax and financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 6.2. Fiscal Year. The fiscal year of the Company for tax and financial reporting purposes shall be a calendar year ending December 31.

Section 6.3. Reports. The Manager shall cause the Company to prepare an annual report and deliver it to Members within 120 days after the end of each fiscal year. Such requirement may be satisfied by the Company through any annual reports otherwise required to be publicly filed by the Company pursuant to applicable securities laws.

ARTICLE VII

TAX MATTERS

Section 7.1. Tax Matters Representative. The Manager shall be the "tax matters representative" of the Company pursuant to Section 6223(a) of the Code (the "**Tax Matters Representative**"). The Tax Matters Representative shall have the power to file tax returns for the Company and to manage and control on behalf of the Company any administrative proceeding of the Company with the Internal Revenue Service relating to the determination of any item of the Company's income, gain, loss, deduction, or credit for Federal income tax purposes. In addition, the Tax Matters Representative shall be authorized and required to represent the Company (at the expense of the Company) in connection with all examinations of the affairs of the Company by any federal, state or local tax authorities, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. The Tax Matters Representative shall provide all Members with notices of all such proceedings and other information as required by law. The Tax Matters Representative shall keep the Members timely informed of his or her activities under this Section. The Tax Matters Representative may prepare and file protests or other appropriate responses to such audits. The Tax Matters Representative shall select counsel to represent the Company in connection with any audit conducted by the Internal Revenue Service or by any state or local authority. All costs incurred in connection with the foregoing activities, including legal and accounting costs, shall be borne by the Company. Each Member agrees to cooperate with the Tax Matters Representative and to do or refrain from doing any or all things reasonably required by the Tax Matters Representative in connection with the conduct of all such proceedings.

ARTICLE VIII

DISSOLUTION, TERMINATION AND LIQUIDATION

Section 8.1. Dissolution and Termination.

(a) The Company shall not be dissolved by the admission of Substitute Members or Additional Members. The Company shall dissolve, and its affairs shall be wound up, upon:

(i) an election to dissolve the Company by the Manager (or, if the Manager has been removed for "cause" pursuant to Section 5.2, an election to dissolve the Company by an affirmative vote of the holders of not less than a majority of the Units then Outstanding entitled to vote thereon);

(ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of the Company;

(iii) the entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Nevada Act; or

(iv) at any time that there are no members of the Company, unless the business of the Company is continued in accordance with the Nevada Act.

Section 8.2. Liquidator. Upon dissolution of the Company, the Manager shall select one or more Persons to act as Liquidator.

In the case of a dissolution of the Company, (i) the Liquidator (if other than the Manager) shall be entitled to receive such compensation for its services as may be separately approved by the affirmative vote of the holders of not less than a majority of the Units then Outstanding entitled to vote on such liquidation; (ii) the Liquidator (if other than the Manager) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal separately approved by the affirmative vote of the holders of not less than a majority of the Units then Outstanding entitled to vote on such liquidation; (iii) upon dissolution, death, incapacity, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be separately approved by the affirmative vote of the holders of not less than a majority of the Units then Outstanding entitled to vote on such liquidation. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article VIII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Manager and its officers under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Company as provided for herein. In the case of a termination of the Company, other than in connection with a dissolution of the Company, the Manager shall act as Liquidator.

Section 8.3. Liquidation of the Company. In connection with the liquidation of the Company, the Liquidator shall proceed to dispose of the Company's assets, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to the Nevada Act, the terms of any Unit Designation (if any) and the following:

(a) Subject to Section 8.3(c), the assets may be disposed of by public or private sale or by distribution in kind to one or more Members on such terms as the Liquidator and such Member or Members may agree. If any property is distributed in kind, the Member receiving the property shall be deemed for purposes of Section 8.3(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Members. Notwithstanding anything to the contrary contained in this Agreement and subject to Section 8.3(c), the Members understand and acknowledge that a Member may be compelled to accept a distribution of any asset in kind from the Company despite the fact that the percentage of the asset distributed to such Member exceeds the percentage of that asset which is equal to the percentage in which such Member shares in distributions from the Company. The Liquidator may defer liquidation or distribution of the Company's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the assets would be impractical or would cause undue loss to the Members. The Liquidator may distribute the Company's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Members.

(b) Liabilities of the Company include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 8.2) and amounts to Members otherwise than in respect of their distribution rights under Article IV. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be applied to other liabilities or distributed as additional liquidation proceeds.

(c) Subject to the terms of any Unit Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Units of the Company), all property and all cash in excess of that required to discharge liabilities as provided in Section 8.3(b) shall be distributed to the holders of the Units of the Company on an equal per-Unit basis.

Section 8.4. Cancellation of Articles of Organization. Upon the completion of the distribution of Company cash and property in connection the dissolution of the Company, the Articles of Organization and all qualifications of the Company as a foreign limited liability company in jurisdictions other than the State of Nevada shall be canceled and such other actions as may be necessary to terminate the Company shall be taken.

Section 8.5. Return of Contributions. Neither the Manager, nor any of their officers, directors or Affiliates will be personally liable for, or have any obligation to contribute or loan any monies or property to the Company to enable it to effectuate, the return of the Capital Contributions of the Members, or any portion thereof, it being expressly understood that any such return shall be made solely from Company assets.

Section 8.6. Waiver of Partition. To the maximum extent permitted by law, each Member hereby waives any right to partition of the Company property.

ARTICLE IX

AMENDMENT OF AGREEMENT

Section 9.1. General. Except as provided in Section 9.2, Section 9.4, or in any Unit Designation, if any, this Agreement may be amended from time to time by the Manager in its sole discretion; *provided*, *however*, that such amendment shall also require the affirmative vote or consent of the Manager and the holders of a majority of the then issued and Outstanding Units entitled to vote if such amendment (i) affects the Members disproportionately or (ii) materially and adversely affects the rights of the Members. If the Manager desires to amend any provision of this Agreement in a manner that would require the vote or consent of Members, then it shall first adopt a resolution setting forth the amendment proposed, declaring its advisability, and then (i) call a special meeting of the Members entitled to vote in respect thereof for the consideration of such amendment or (ii) seek the written consent of the Members in accordance with Section 11.6. Amendments to this Agreement may be proposed only by or with the consent of the Manager. Such special meeting shall be called and held upon notice in accordance with Article XI of this Agreement. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the Manager shall deem advisable. At the meeting, a vote of Members entitled to vote thereon shall be taken for and against the proposed amendment. A proposed amendment shall be effective upon its approval by the affirmative vote of the holders of not less than a majority-in-interest of the Units of the Company then Outstanding, voting together as a single class, unless a greater percentage is required under this Agreement or by Nevada law.

Section 9.2. Super-Majority Amendments. Notwithstanding Section 9.1, any alteration or amendment to this Section 9.2 or Section 5.2 that (i) affects the Members disproportionately or (ii) materially and adversely affects the rights of the Members, will require the affirmative vote or consent of the Manager and the holders of Outstanding Units of the Company representing at least two-thirds of the total votes that may be cast by all such Outstanding Units, voting together as a single class.

Section 9.3. Amendments to be Adopted Solely by the Manager. Without in any way limiting Section 9.1, the Manager, without the approval of any Member, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect the following (and any such amendment shall not be deemed to either affect the Members disproportionately or materially and adversely affect the rights of the Members):

(a) a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

(b) the admission, substitution, withdrawal or removal of Members in accordance with this Agreement;

(c) a change that the Manager determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company under the laws of any state;

(d) a change that, in the sole discretion of the Manager, it determines (i) does not adversely affect the Members (including adversely affecting the holders of any particular class or series of Units as compared to other holders of other classes or series of Units, if any classes or series are established) in any material respect, (ii) to be necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Nevada Act), (iii) to be necessary, desirable or appropriate to facilitate the trading of the Units or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which Units may be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the Members, (iv) to be necessary or appropriate in connection with action taken by the Manager pursuant to Section 3.8, or (v) is required to effect the intent expressed in any Offering Document or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

(f) an amendment that the Manager determines, based on the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, or their officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the Manager determines to be necessary or appropriate in connection with the issuance of any additional Units, the authorization, establishment, creation or issuance of any class or series of Units and the admission of Additional Members;

(h) an amendment that the Manager determines to be necessary or appropriate to reflect and account for the formation by the Company of, or investment by the Company in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Company of activities permitted by the terms of Section 2.4;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 10.3;

(j) a merger, conversion or conveyance pursuant to Section 10.3(d);

(k) a Roll-Up Transaction pursuant to Section 10.6 (unless Member approval is required in such situation by law or regulations); and

(l) any other amendments substantially similar to the foregoing or any other amendment expressly permitted in this Agreement to be made by the Manager acting alone;

Section 9.4. Certain Amendment Requirements.

(a) Notwithstanding the provisions of Section 9.1 and Section 9.3, no provision of this Agreement that establishes a percentage of Outstanding Units required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b) Notwithstanding the provisions of Section 9.1 and Section 9.3, but subject to Section 9.2, no amendment to this Agreement may (i) enlarge the obligations of any Member without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 9.3(c), (ii) change Section 8.1(a), (iii) change the term of the Company or, (iv) except as set forth in Section 8.1(a), give any Person the right to dissolve the Company.

ARTICLE X

MERGER, CONSOLIDATION OR CONVERSION

Section 10.1. Authority. The Company may merge or consolidate with one or more limited liability companies or "other business entities", or convert into any such entity, whether such entity is formed under the laws of the State of Nevada or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("**Merger Agreement**") or a written plan of conversion ("**Plan of Conversion**"), as the case may be, in accordance with this Article X.

Section 10.2. Procedure for Merger, Consolidation or Conversion. A merger, consolidation or conversion of the Company pursuant to this Article X requires the prior approval of the Manager.

(a) If the Manager shall determine to consent to the merger or consolidation, the Manager shall approve the Merger Agreement, which shall set forth:

(i) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "**Surviving Business Entity**");

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the rights or securities of, or interests in, each constituent business entity for, or into, cash, property, rights, or securities of or interests in, the Surviving Business Entity; and if any rights or securities of, or interests in, any constituent business entity are not to be exchanged or converted solely for, or into, cash, property, rights, or securities of or interests in, the Surviving Business Entity, the cash, property, rights, or securities of or interests in, any limited liability company or other business entity which the holders of such rights, securities or interests are to receive, if any;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the certificate of formation or limited liability company agreement, articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger or consolidation, which may be the date of the filing of the certificate of merger or consolidation pursuant to Section 10.4 or a later date specified in or determinable in accordance with the Merger Agreement (*provided*, that if the effective time of the merger or consolidation is to be later than the date of the filing of the certificate of merger or consolidation, the effective time shall be fixed no later than the time of the filing of the certificate of merger or consolidation or the time stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the Manager determines to be necessary or appropriate.

(b) If the Manager shall determine to consent to the conversion, the Manager may approve and adopt a Plan of Conversion containing such terms and conditions that the Manager determines to be necessary or appropriate.

(c) The Members hereby acknowledge and agree that they shall have no right or opportunity to approve a merger, consolidation, conversion, sale of substantially all assets or other significant transaction involving the Company authorized and approved by the Manager, unless required by applicable laws or regulations.

Section 10.3. No Dissenters' Rights of Appraisal. Members are not entitled to dissenters' rights of appraisal in the event of a merger, consolidation or conversion pursuant to this Article X, a sale of all or substantially all of the assets of all the Company or the Company's Subsidiaries, or any other similar transaction or event.

Section 10.4. Certificate of Merger or Conversion. Upon the required approval by the Manager of a Merger Agreement or a Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Nevada in conformity with the requirements of the Nevada Act.

Section 10.5. Effect of Merger. At the effective time of the certificate of merger:

(a) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity to the extent they were of each constituent business entity.

(b) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(c) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(d) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

Section 10.6. Roll-Up Transaction or Public Listing. The Manager may at any time in its discretion cause the Company to:

(a) enter into a transaction or series of related transactions designed to cause all or a portion of the Company's assets and properties to be sold, transferred or contributed to, or convert the Company into, one or more alternative vehicles, through consolidation(s), merger(s) or other similar transaction(s) with other companies, some of which may be managed by the Manage or its Affiliates (a "**Roll-Up Transaction**"); or

(b) list the Company's Units (or securities issued in connection with any Roll-Up Transaction vehicle) on a national securities exchange.

In connection with a Roll-Up Transaction, Members may receive from the Roll-Up Transaction vehicle cash, stock, securities or other interests or assets of such vehicle, on such terms as the Manager deems fair and reasonable; *provided, however*, that the Manager shall be required to obtain approval of Members holding a majority of the Outstanding Units if required by applicable laws or regulations. Any cash, stock, securities or other interests or assets received by the Company in a Roll-Up Transaction may be distributed to the Members in liquidation of their interests in the Company.

ARTICLE XI

MEMBERS' VOTING POWERS AND MEETING

Section 11.1. Voting. Units shall entitle the Record Holders thereof to one vote per Unit on any and all matters submitted to the consent or approval of Members generally, with voting rights of specific units or series being determined by the applicable Unit Designation. Except as otherwise provided in this Agreement or as otherwise required by law, the affirmative vote of the holders of not less than a majority of the Units then Outstanding shall be required for all such other matters as the Manager, in its sole discretion, determines shall require the approval of the holders of the Outstanding Units.

Section 11.2. Voting Powers. The holders of Outstanding Units shall have the power to vote only with respect to such matters, if any, as may be required by this Agreement or the requirements of applicable regulatory agencies, if any. Outstanding Units may be voted in person or by proxy. A proxy with respect to Outstanding Units, held in the name of two or more Persons, shall be valid if executed by any one of them unless at or prior to exercise of the proxy the Company receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a Member shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.

Section 11.3. Meetings. No annual or regular meeting of Members is required. Special meetings of Members may be called by the Manager from time to time for the purpose of taking action upon any matter requiring the vote or authority of the Members as herein provided or upon any other matter deemed by the Manager to be necessary or desirable. Written notice of any meeting of Members shall be given or caused to be given by the Manager in any form and at any time before the meeting as the Manager deems appropriate. Any Member may prospectively or retroactively waive the receipt of notice of a meeting.

Section 11.4. Record Dates. For the purpose of determining the Members who are entitled to vote or act at any meeting or any adjournment thereof, or who are entitled to participate in any distribution, or for the purpose of any other action, the Manager may from time to time close the transfer books for such period, not exceeding thirty (30) days (except at or in connection with the dissolution of the Company), as the Manager may determine; or without closing the transfer books the Manager may fix a date and time not more than ninety (90) days prior to the date of any meeting of Members or other action as the date and time of record for the determination of Members entitled to vote at such meeting or any adjournment thereof or to be treated as Members of record for purposes of such other action, and any Member who was a Member at the date and time so fixed shall be entitled to vote at such meeting or any adjournment thereof or to be treated as a Member of record for purposes of such other action, even though he or she has since that date and time disposed of his or her Units, and no Member becoming such after that date and time shall be so entitled to vote at such meeting or any adjournment thereof or to be treated as a Member of record for purposes of such other action.

Section 11.5. Quorum and Required Vote. The holders of a majority of the Units entitled to vote on any matter shall be a quorum for the transaction of business at a Members' meeting, but twenty-five percent (25%) shall be sufficient for adjournments. Any adjourned session or sessions may be held, within a reasonable time after the date set for the original meeting without the necessity of further notice. A majority of the Units entitled to vote on any matter voted at a meeting at which a quorum is present shall decide any matters presented at the meeting, except when a different vote is required or permitted by any express provision of this Agreement.

Section 11.6. Action by Written Consent. Any action taken by Members may be taken without a meeting if Members entitled to cast a sufficient number of votes to approve the matter as required by statute or this Agreement, as the case may be consent to the action in writing. Such written consents shall be filed with the records of the meetings of Members. Such consent shall be treated for all purposes as a vote taken at a meeting of Members and shall bind all Members and their successors or assigns.

Section 11.7. Classes and Series. The references in this Article XI to meetings, quorum, voting and actions by written consent (and any related matters) of Members shall be understood to apply separately to individual classes or series of Members where the context requires.

ARTICLE XII

GENERAL PROVISIONS

Section 12.1. Addresses and Notices. Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail, electronic mail or by other means of written communication to the Member at the address described below. Any notice, payment or report to be given or made to a Member hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Units at his or her address (including email address) as shown on the records of the Company (or the Transfer Agent, if any), regardless of any claim of any Person who may have an interest in such Units by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 12.1 executed by the Company, the Transfer Agent (if any) or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Company (or the Transfer Agent, if any) is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, or is returned by the email server with a message indicating that the email server is unable to deliver the email, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing or emailing (until such time as such Record Holder or another Person notifies the Company (or the Transfer Agent, if any) of a change in his address (including email address)) if they are available for the Member at the principal office of the Company for a period of one year from the date of the giving or making of such notice, payment or report to the other Members. Any notice to the Company shall be deemed given if received by the Manager at the principal office of the Company designated pursuant to Section 2.3 or at the Company's principal email address for Member communications, [email]. The Manager and its officers may rely and shall be protected in relying on any notice or other document from a Member or other Person if believed by it to be genuine.

Section 12.2. Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 12.3. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 12.4. Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 12.5. Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.

Section 12.6. Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 12.7. Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon the execution of the subscription documents of such Unit, and the acceptance of such subscription by the Manager.

Section 12.8. Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Nevada without regard to principles of conflict of laws. Each Member (i) irrevocably submits to the non-exclusive jurisdiction and venue of any Arizona state court or U.S. federal court sitting in Mesa, Arizona in any action arising out of this Agreement and (ii) consents to the service of process by mail. Nothing herein shall affect the right of any party to serve legal process in any manner permitted by law or affect its right to bring any action in any other court.

Section 12.9. Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 12.10. Consent of Members. Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action.

Section 12.11. Facsimile and Electronic Signatures. The use of facsimile or other electronic signatures affixed in the name and on behalf of the Transfer Agent, if any, on certificates or other documents (if uncertificated) representing Units is expressly permitted by this Agreement.

Section 12.12 Spousal Consent. Any married individual who becomes a Member must have his or her non-Member spouse execute the Spousal Consent in the form attached hereto (as such may be amended from time to time, the "**Spousal Consent**"), and the execution of such Spousal Consent shall be a condition precedent to becoming a Member. If an individual becomes married after such individual is already a Member, then such individual shall cause his or her non-Member spouse to execute the Spousal Consent as soon as practicable after the individual becomes married.

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

MANAGER:

WORLD TREE TECHNOLOGIES, INC.

DocuSigned by:

By: Doug Willmore

Name: Doug Willmore
Title: Chief Executive Officer

INITIAL MEMBER:

WORLD TREE TECHNOLOGIES, INC.

DocuSigned by:

By: Doug Willmore

Name: Doug Willmore
Title: Chief Executive Officer

EXHIBIT A – LLC MEMBERS AND INITIAL CONTIRBUTIONS

NAME	ADDRESS	CONTRIBUTION AMOUNT	UNITS
World Tree Technologies, Inc.	2361 Rosecrans Ave. El Segundo, CA 90245	$10,000	10,000 Series B Units

EXHIBIT B – FORM OF SPOUSAL CONSENT

The undersigned is the spouse of a Member and acknowledges that the undersigned has read the foregoing Operating Agreement entered into and effective as of February 4, 2021 (the "Agreement"), by and among the Members and the Manager of World Tree USA, LLC, a Nevada limited liability company (the "Company") and understands its provisions. The undersigned is aware that, by the provisions of the Agreement, the undersigned and the undersigned's spouse have agreed to sell or transfer all of the undersigned's Units in the Company, including any community property interest, in accordance with the terms and provisions of the Agreement. The undersigned hereby expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of Units and the restrictions thereon. If the undersigned predeceases the undersigned's spouse when the undersigned's spouse owns any Units in the Company, the undersigned agrees not to devise or bequeath whatever community property interest or quasi- community property interest the undersigned may have in the Company in contravention of the Agreement.

Dated: By: ______________________________

Print name: ______________________________

WORLD TREE USA, LLC
SERIES A SE 2022 UNIT DESIGNATION

WORLD TREE USA, LLC, a Nevada limited liability company (the "**Company**"), pursuant to the provisions of the Nevada Revised Statutes Chapter 86, and the Operating Agreement dated February 4, 2021, as amended from time to time (the "**Operating Agreement**"), does hereby state and certify that, pursuant to the authority expressly vested in World Tree Technologies, Inc, a Nevada corporation and the Company's Manager (the "**Manager**"), the Manager duly adopted the following resolution, which remains in full force and effect as of the date hereof:

RESOLVED, that this Unit Designation of the Series A SE 2022 Units dated as of August 31, 2022 (this "**Unit Designation**") be and hereby is adopted as follows:

1. **Designation**.

(a) Pursuant to Section 3.2 of the Operating Agreement, there is hereby created a class of units designated as the "Series A SE 2022 Units" (the "**Units**"), which shall provide to the holder of such Units the economic rights identified in Sections 3 of this Unit Designation, and as further described in the Company's Form C and related offering materials dated on or about October 5, 2022, including amendments thereto (the "**Form C**") related to the performance of a specific Empress Splendor crop planted by, or anticipated to be planted by the Company.

(b) All Units issued pursuant to, and in accordance with the requirements of this Unit Designation, shall be fully paid and non-assessable units of the Company.

(c) Upon a final Harvest, the Units will cease to exist, and Unit Holders will receive a distribution as provided in Section 3 of this Unit Designation.

2. **Definitions**. Capitalized terms used herein without definition have the meanings set forth in the Form C.

3. **Distributions, Resignation and Retirement**.

(a) **Distributions**.

(i) From time to time following the first Harvest and until the completion of the final Harvest, the Net Profits shall be distributed as follows:

(A) 25% of the Net Profits shall be distributed pro-rata to the Unit Holders and 25% shall be distributed to the Manager.

(b) **Resignation and Retirement**.

(i) Upon completion of the final Harvest and receipt of any and all distributions pursuant to 3(a)(i) hereof, Unit Holders shall automatically resign from the Company; and

(ii) upon resignation of the Unit Holder pursuant to Section 3(a)(i)(A) hereof, the Units be retired and shall cease to exist.

4. **Allocations of Profits and Losses**.

(a) Allocation of profits and losses of the Company for each fiscal year for the Unit Holders (the "P&L") shall be limited to 50% of the P&L associated with the ES Trees.

(b) P&L shall be allocated to each Unit Holder on a pro rata basis in accordance with the number of Units held by such Unit Holder.

5. **Voting Rights**. The Units do not carry any voting rights for any matters involving the management of the Company including removal or replacement of the Manager. The Units only carry such voting rights as required by applicable law.

6. **Invalidity of Provisions**. If any provision of this Unit Designation is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

IN WITNESS WHEREOF, this Unit Designation has been executed as of the date first written above.

MANAGER:

WORLD TREE TECHNOLOGIES, INC.

By: */s/ Douglas Willmore*
Name: Douglas Willmore
Title: Chief Executive Officer

EXHIBIT G TO FORM C

TTW Materials

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 18 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on October 3, 2022.

New Sapience
New Sapience | *Synthetic Intelligence: An Alternative Approach to AI*
https://www.newsapience.com/

Description of Business
New Sapience is anticipating the launch of what we believe is an entirely new paradigm of artificial intelligence. More aptly referred to as synthetic intelligence, our sapiens are unique thinking machine prototypes with the acumen to speak and comprehend human language, as opposed to merely mimicking it like much of the AI known today. New Sapience is pre-revenue and currently in the prototype phase.

Reasons to Invest

- New Sapience is developing a patented synthetic intelligence platform, which we believe will overcome the limitations of traditional artificial intelligence, better replicate the generality of human knowledge, and exceed the capabilities of any existing AI approaches.
- We believe that what we are creating is an entirely new innovation, with our goal to make our product accessible to over 7 billion smartphone users worldwide, and that could transform every major segment of our economy, and generate innumerable new markets in the process.* New Sapience technology has the potential to disrupt numerous multi-billion dollar markets such as the $9.9B industry for natural language processing and chatbot software and the $140B industrial automation industry, to name a few.**

- We believe sapiens are the world's first machines that think and understand like humans do. Our vision is of a world where these thinking machines are our partners, helping every one of us to realize our own personal goals, to live a more engaged human life. We believe that if our sapiens were to become commonplace, when human knowledge, perspective, and values are at the foundation of thinking machines, the tyranny of the mindless statistical algorithms will be over.

Team
Bryant Cruse: Founder & CEO, LinkedIn
Karsten Hunneycutt: Chief Software Architect

PSYONIC
PSYONIC | *Redefining Human*
https://www.psyonic.io/

Description of Business
The Ability Hand™ by PSYONIC is an in-market prosthetic hand that offers users faster and more functional mobility at a fraction of the cost. Leveraging proprietary bionic technology breakthroughs, the hand replicates touch sensation for amputees, and is accessible to most Americans with upper limb differences because it is covered by Medicare.

Reasons to Invest

- PSYONIC's Ability Hand™ offers those with limb differences the high-performance solution they deserve. We designed our bionic hand to be the fastest, and believe that it is the first of its kind to offer true multi-touch sensitivity (source). For what we believe is the very first time with a commercially available bionic hand, users can feel a vibration from multiple areas of the fingers when they touch an object!
- The global market for prosthetics and orthotics is approaching the $2.8 billion mark and has the potential to expand as a population of about 3.5 million people are estimated to potentially experience limb loss by 2050 (source).
- Prioritizing affordability, PSYONIC has worked diligently to ensure that our products cost less (source) and are covered by Medicare as well as private insurance (source).

Team
Aadeel Akhtar: CEO + Founder

Whitney Akhtar: Director of Human Resources

World Tree USA LLC
World Tree | *Eco-Timber that offsets your carbon footprint*
https://www.worldtree.eco/

Description of Business
We are not growing trees fast enough to keep up with the demand for wood products. World Tree is planting fast-growing, carbon-crunching, soil-restoring Empress trees with farmers to produce sustainable hardwood lumber. Unique in the market, this beautiful, versatile hardwood is strong and light – the aluminum of lumber. By our calculations, one acre of trees planted offsets your carbon footprint for a decade.

Reasons to Invest

- A beautiful eco-lumber grown for speed and scale: With a goal of reducing harmful deforestation practices, and giving back to the planet in the process, World Tree partners with farmers to grow Empress Splendor trees – which are known for their ability to reach maturity within ten years,* to be harvested for lumber, and then regenerate naturally to begin the process anew.
- Massive future growth in lumber markets predicted: Wood products are a global multibillion-dollar industry, currently valued at around $684.26B and expected to reach roughly $903.33 billion in 2026 at a CAGR of 7.2%.* World Tree is targeting the US market for wooden furniture, cabinets, surfboards, instruments and veneers – predicted to be worth $178B by 2033.
- Proven, scalable model: World Tree has been developing its proprietary Eco-Tree Program for the past six years, with an expert team that brings together decades of combined forestry experience. Our operation is an international network that includes farmers, foresters, scientists, investors, and business partners, encompassing multiple regions and locations.

Team
Wendy Burton: Founder, Co-Chair of the Board, LinkedIn
Douglas Willmore: CEO & Co-Chair of the Board, LinkedIn

Startup Wind
Startup Wind | *Learn, Incubate, Mentor, Scale*
https://www.startupwind.com/

Description of Business
StartupWind is the AI-Powered SMB Innovation & Mentoring Platform for a market of 30 million Small Business & Startup owners and we help them acquire critical business skills they lack. Over 10,000 small business owners have used the platform to gain business skills using 40+ video-based courses, self-service accelerator programs, business planning tools, and connections to 1,200+ mentors. StartupWind also helps universities, state economic agencies & SBDCs with digital tools that allow them to help thousands of SMBs in their region.

Reasons to Invest

- StartupWind's mission is to empower small business owners with the critical business skills they typically lack so that they thrive and become the growth engine for their communities. Unlike dozens of isolated tools and websites, we believe StartupWind offers a single unified Innovation & Mentoring platform that allows the SMB owners to acquire the right business skills when they need it.
- We are targeting a market of 30+ million SMB owners in the US comprising a large addressable market estimated to be worth $36 billion.*
- We believe we have proven market validation with over $250K ARR (annual recurring revenue) in 2021 and 25,000 engaged users, 10,000 small business owners, 1,200 mentors and 2,000 course enrollments on the platform. In addition to bootstrapping StartupWind, our leadership team has helped build and grow products at TriNet, Workday, Saba, Sun Microsystems, and BEA/Oracle. We also bring highly-experienced advisors including 2 public company board members.

Team
Narendra K. Patil: Founder, Chairman & CEO, LinkedIn
Uday Dhanikonda: Co-founder, SVP of Engineering, CFO, Secretary, LinkedIn

Carnot Compression Inc.
Carnot Compression | *Sustainable oil-free air compressors*
https://carnotcompression.com/

Description of Business
Carnot Compression has developed an innovative, patented compressor technology that solves many of the problems with existing compressors. The Carnot® Compressor's unique, oil-free process has an opportunity to dramatically lower lifetime costs of ownership for compression across industrial, agricultural, and commercial applications. The Carnot

industrial, agricultural, and commercial applications. The Carnot Compressor is in the prototype stages of development and is not currently available to the general public.

Reasons to Invest

- Huge Market – Compressed air will soon be a $40.43B market
- Proprietary Technology – Carnot has multiple patents, trademarks, and trade secrets protecting the technology.
- Customer Traction – Carnot has identified an addressable market opportunity to provide oil-free air for robotic milking systems and is currently beta testing a device for this market.

Team
Todd Thompson: CEO & Founder, LinkedIn
Hans Shillinger: COO & Co-Founder, LinkedIn

Gophr App
Gophr App | *Local Business Logistics Made Simple*
https://www.gophrapp.com/

Description of Business
Gophr is a delivery technology platform for local marketplaces that offers same-day and expedited shipping. The company has developed a retail marketplace app that allows customers to shop from their favorite local businesses and receive same-day delivery. Gophr also helps support local merchants by offering more affordable nationwide delivery solutions for their businesses.

Reasons to Invest

- Gophr is a local retail marketplace app that also offers on-demand delivery services for retail, commercial, and industrial businesses.
- The combined U.S. addressable market size for e-commerce and local delivery services is estimated to be over $1 trillion in 2022 (source & source).
- The company has multiple revenue streams and is growing exponentially. Their technology and delivery services have the ability to scale nationwide.

Team
Warren Vandever: Founder and Chief Executive Office, LinkedIn
Matt Sarradet: Chief Operations Officer, LinkedIn

BeeHex

BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*

https://www.beehex.com/

Description of Business

BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team

Anjan Contractor: CEO & Director, LinkedIn
Benjamin Feltner:COO & Director, LinkedIn

The Brag House

The Brag House | *Welcome to Brag House*

https://thebraghousecorp.com/

Description of Business

We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to

platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team
Lavell J. Malloy II: Chief Executive Officer, LinkedIn
Daniel Leibovich: Chief Operating Officer, LinkedIn

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies

young and active patient, and there are few competing technologies in this sector.

- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business

Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team

Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp

Top Corp | *Building the most comprehensive consumer engagement & data platform*

https://www.topcorp.com

Description of Business

Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

MJoose, Inc.
MJoose | Signal-Boosting Smartphone Cases
https://mjoose.com

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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